Michael J. Swidler  mswidler@velaw.com

Tel +1.212.237.0020  Fax +1.917.849.5367

January 3, 2012

Via EDGAR and Federal Express

Erin Jaskot

Staff Attorney

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SunCoke Energy Partners, L.P.
Amendment No. 9 to Registration Statement on Form S-1
File No. 333-183162

Dear Ms. Jaskot:

Pursuant to discussions with the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we hereby submit on behalf of SunCoke Energy Partners, L.P. (the “Partnership”) the proposed offering terms of its initial public offering (the “IPO”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K. These pricing terms shall be included in Amendment No. 9 to Registration Statement on Form S-1, File No. 333-183162 (the “IPO Registration Statement”), to be filed with the Commission on or about January 8, 2013. The provided terms are a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered as of January 3, 2012. Should the bona fide estimates of these terms change between today and January 8, 2013, the figures presented in Amendment No. 9 may increase or decrease accordingly.

The Partnership proposes to price the IPO with a bona fide price range of $19.00 to $21.00, with a midpoint of $20.00. The IPO will include the offering of 13,500,000 common units representing limited partner interests in the Partnership. As discussed with members of the Staff, this range is initially being provided for your consideration by correspondence given the Partnership’s and the underwriters’ concern regarding providing such information significantly in advance of the launch of the offering given recent market volatility as well as our desire to provide all information necessary for the Staff to complete its review on a timely basis.

Vinson & Elkins LLP Attorneys at Law Abu Dhabi Austin Beijing Dallas Dubai Hong Kong Houston London Moscow New York Palo Alto Riyadh San Francisco Shanghai Tokyo Washington	666 Fifth Avenue, 26th Floor New York, NY 10103-0040 Tel +1.212.237.0000 Fax +1.212.237.0100 www.velaw.com

Securities and Exchange Commission January 3, 2013 Page 2

Additionally, the Partnership is enclosing its proposed marked copy of those pages of the IPO Registration Statement that will be affected by the offering terms set forth herein. These marked changes will be incorporated into Amendment No. 9 to be filed with the Commission on or about January 8, 2013.

The Partnership seeks confirmation from the Staff that it may launch its IPO with the price range specified herein and include such price range in Amendment No. 9, to be filed with the Commission on or about January 8, 2013.

Please direct any questions that you have with respect to the foregoing to the undersigned at (212) 237-0020 or to Mike Rosenwasser at (212) 237-0019 or Rachel Packer at (212) 237-0187.

(The remainder of this page is intentionally left blank.)

Very truly yours,

/s/ Michael Swidler

Michael Swidler

cc:	Tracey Smith (Commission)
Al Pavot (Commission)
Craig E. Slivka (Commission)
Pamela A. Long (Commission)
Denise R. Cade (Registrant)
Sean T. Wheeler (Latham & Watkins LLP)
Divakar Gupta (Latham & Watkins LLP)

As filed with the Securities and Exchange Commission on January     , 2013

Registration No. 333-183162

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 9

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SunCoke Energy Partners, L.P.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	3312	35-2451470
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1011 Warrenville Road, Suite 600 Lisle, Illinois 60532

(630) 824-1000

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Denise R. Cade, Esq.

Senior Vice President, General Counsel and Corporate Secretary

1011 Warrenville Road, Suite 600 Lisle, Illinois 60532

(630) 824-1000

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Mike Rosenwasser Michael Swidler Vinson & Elkins L.L.P. 666 Fifth Avenue New York, New York 10103 Tel: (212) 237-0000 Fax: (212) 237-0100	Sean T. Wheeler Divakar Gupta Latham & Watkins LLP 811 Main Street Suite 3700 Houston, Texas 77002 Tel: (713) 546-5400 Fax: (713) 546-5401

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐		Accelerated filer ☐
Non-accelerated filer ☒	(Do not check if a smaller reporting company)	Smaller reporting company ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated                 , 2013

PR	OSPECTUS

SunCoke Energy Partners, L.P.

13,500,000 Common Units

Representing Limited Partner Interests

This is the initial public offering of our common units representing limited partner interests. We are offering 13,500,000 common units. Prior to this offering, there has been no public market for our common units. We currently expect the initial public offering price to be between $19.00 and $21.00 per common unit. We have been approved to list our common units on the New York Stock Exchange under the symbol “SXCP.”

Investing in our common units involves risks. Please read “Risk Factors” beginning on page 20.

These risks include the following:

•

We may not generate sufficient earnings from operations to enable us to pay the minimum quarterly distribution to our unitholders. We would not have generated sufficient earnings on a pro forma basis to have paid any distribution on our units for the year ended December 31, 2011 or the twelve months ended September 30, 2012.

•

All of our sales are generated at two facilities. Any adverse developments at either facility could have a material adverse effect on our results of operations and therefore our ability to distribute cash to unitholders.

•

All of our coke sales are made under long-term contracts with two customers. Any adverse developments with either of these customers could have a material adverse effect on our cash flows, financial position and results of operations.

•	Excess capacity in the global steel industry, including in China, may weaken demand for steel produced by our customers, which, in turn, may reduce demand for our coke.

•

SunCoke Energy, Inc. owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including SunCoke Energy, Inc., have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

•	Unitholders will experience immediate and substantial dilution of $2.12 per common unit.

•

Our tax treatment depends on our status as a partnership for U.S. federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our results of operations and therefore our ability to distribute cash to unitholders could be substantially reduced.

•

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

In addition, we qualify as an “emerging growth company” as defined in Section 2(a)(19) of the Securities Act of 1933 and, as such, are allowed to provide in this prospectus more limited disclosures than an issuer that would not so qualify. Furthermore, for so long as we remain an emerging growth company, we will qualify for certain limited exceptions from investor protection laws such as the Sarbanes Oxley Act of 2002 and the Investor Protection and Securities Reform Act of 2010. Please read “Risk Factors” and “Summary—Emerging Growth Company Status.”

	Per Common Unit	Total
Public Offering Price	$	$
Underwriting Discount(1)	$	$
Proceeds to SunCoke Energy Partners, L.P. (before expenses)	$	$

(1)	Excludes a structuring fee of 0.6250% of the gross proceeds of this offering payable to Barclays Capital Inc. and Evercore Group L.L.C. Please read “Underwriting.”

The underwriters may purchase up to an additional 2,025,000 common units from us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Barclays expects to deliver the common units to purchasers on or about                 , 2013 through the book-entry facilities of The Depository Trust Company.

Barclays	BofA Merrill Lynch	Citigroup

Credit Suisse	J.P. Morgan

Evercore Partners	Goldman, Sachs & Co.	RBC Capital Markets	UBS Investment Bank

Prospectus dated                 , 2013

SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including the historical and pro forma financial statements and the notes to those financial statements, before investing in our common units. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters’ option to purchase additional common units is not exercised and that the common units otherwise issuable upon the exercise of such option are instead issued to our sponsor, SunCoke Energy, Inc. You should read “Risk Factors” for information about important risks that you should consider before buying our common units.

SunCoke Energy Partners, L.P. has been recently formed to acquire, at the closing of this offering, an interest in each of two entities that own two cokemaking facilities and related assets from SunCoke Energy, Inc., who we refer to as “our sponsor”, which will result in us owning a 65% interest in each of these entities. Throughout this document we often refer to ourselves as if we currently operate these two facilities. Following this offering, our sponsor will control our operations and will own our general partner and approximately 57.0% of our limited partner interests and all of our incentive distribution rights. Our financial statements have been prepared by carving out the financial statements relating to these two cokemaking facilities and related assets from the financial statements of our sponsor. As a result, a number of allocations and estimates were required in preparing our financial statements which may not be reflective of our actual operations following completion of this offering.

Unless the context otherwise requires, references in this prospectus to “the Predecessor,” “we,” “our,” “us,” or like terms, when used in a historical context refer to the cokemaking operations and related assets of our sponsor’s Haverhill Coke Company LLC facility located in Franklin Furnace, Ohio, or Haverhill, and Middletown Coke Company, LLC facility located in Middletown, Ohio, or Middletown. We refer to Haverhill Coke Company LLC and Middletown Coke Company, LLC as our “operating subsidiaries.” SunCoke Energy Partners, L.P. does not have any employees, and we are managed by our general partner, the executive officers of which are employees of our sponsor. Unless the context otherwise requires, references in this prospectus to “our employees” refer to employees of our sponsor, and references to “our officers” and “our directors” refer to the officers and directors of our general partner. We have included a glossary of industry terms in Appendix A and a glossary of limited partnership agreement terms in Appendix B.

Our Company

We have been recently formed to acquire, at the closing of this offering, an interest in each of two entities that own our sponsor’s Haverhill and Middletown cokemaking facilities and related assets, which will result in us owning a 65% interest in each of these entities. The Haverhill and Middletown facilities have a combined 300 cokemaking ovens with an aggregate capacity of approximately 1.7 million tons per year and an average age of four years. We currently operate at full capacity and expect to sell an aggregate of approximately 1.7 million tons of coke per year to two primary customers: AK Steel Corporation, or AK Steel, and ArcelorMittal USA, Inc., or ArcelorMittal. All of our coke sales are made pursuant to long-term take-or-pay agreements. These coke sales agreements have an average remaining term of approximately 13 years and contain pass-through provisions for costs we incur in the cokemaking process, including coal procurement costs, subject to meeting contractual coal-to-coke yields, operating and maintenance expenses, costs related to the transportation of coke to our customers, taxes (other than income taxes) and costs associated with changes in regulation.

Coke is a principal raw material in the blast furnace steelmaking process. Coke is generally produced by heating metallurgical coals in a refractory oven to approximately 2,000 degrees Fahrenheit, which releases certain volatile components from the coal, thus transforming the coal into coke. Our cokemaking ovens utilize

3.7 million tons of coke per year in 2010 to approximately 4.2 million tons of coke per year in 2011 due to the addition of the Middletown facility. The cokemaking facility that our sponsor operates in Brazil has cokemaking capacity of approximately 1.7 million tons of coke per year.

Our sponsor also owns and operates coal mining operations in Virginia and West Virginia which sold approximately 1.4 million tons of metallurgical coal in 2011.

Incorporated in Delaware in 2010 and headquartered in Lisle, Illinois, our sponsor became a publicly-traded company in 2011, and completed its two-step separation from Sunoco, Inc., or Sunoco, in 2012. Our sponsor’s stock is listed on the NYSE under the symbol “SXC.”

After this offering, our sponsor will own 14.1% of our common units (1.2% if the underwriters exercise their option to purchase additional common units in full), all of our subordinated units, all of our incentive distribution rights and our general partner. Our sponsor will appoint all of our directors and officers and manage our day-to-day operations. We will reimburse our sponsor for all of the costs it and its affiliates incur on our behalf. Our sponsor has agreed to share with us its cokemaking technology and to provide us preferential rights with respect to growth opportunities in the United States and Canada.

Summary of Conflicts of Interest and Fiduciary Duties

Our general partner has a legal duty to manage us in a manner it believes is in our best interest. However, the officers and directors of our general partner also have fiduciary duties to manage our general partner in a manner beneficial to our sponsor, the owner of our general partner. As a result, conflicts of interest may arise in the future between us or our unitholders, on the one hand, and our sponsor and our general partner, on the other hand.

Our partnership agreement limits the liability of and replaces the duties owed by our general partner to our unitholders. Our partnership agreement also restricts the remedies available to our unitholders for actions that might otherwise constitute a breach of our general partner’s duties. By purchasing a common unit, the purchaser agrees to be bound by the terms of our partnership agreement, and each unitholder is treated as having consented to various actions and potential conflicts of interest contemplated in the partnership agreement that might otherwise be considered a breach of fiduciary or other duties under Delaware law.

For a more detailed description of the conflicts of interest and duties of our general partner, please read “Conflicts of Interest and Fiduciary Duties.” For a description of other relationships with our affiliates, please read “Certain Relationships and Related Party Transactions.”

Principal Executive Offices

Our principal executive offices are located at 1011 Warrenville Road, Suite 600, Lisle, Illinois 60532 and our telephone number is (630) 824-1000. Our website address will be www.sxcpartners.com. We intend to make our periodic reports and other information filed with or furnished to the U.S. Securities and Exchange Commission, or SEC, available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus.

Emerging Growth Company Status

We are an emerging growth company as defined in the Jumpstart Our Business Startups Act, or the JOBS Act. For as long as we are an emerging growth company, unlike other public companies, we will not be required to:

•

provide an auditor’s attestation report on management’s assessment of the effectiveness of our system of internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002;

•	comply with certain new requirements adopted by the Public Company Accounting Oversight Board, or the PCAOB;

•	comply with any new audit rules adopted by the PCAOB after April 5, 2012, unless the SEC determines otherwise;

•	provide certain disclosure regarding executive compensation required of larger public companies; or

•	obtain unitholder approval of any golden parachute payments not previously approved.

We will cease to be an emerging growth company upon the earliest of:

•	when we have $1.0 billion or more in annual revenues;

•	when we have at least $700 million in market value of our common units held by non-affiliates;

•	when we issue more than $1.0 billion of non-convertible debt over a three-year period; or

•	the last day of the fiscal year following the fifth anniversary of our initial public offering.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. However, we are choosing to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Section 107 of the JOBS Act provides that our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Proposed Concurrent Financing Transactions

Concurrent with the closing of this offering, we expect to enter into a new $100.0 million revolving credit facility, or the new revolving credit facility, which we anticipate will be undrawn at the closing of this offering. We also expect to issue $150.0 million aggregate principal amount of senior notes, or the senior notes. Completion of this offering is contingent upon the issuance of the senior notes and the entry into the revolving credit facility. Information regarding our offering of senior notes in this prospectus is neither an offer to sell nor a solicitation of an offer to buy senior notes. The senior notes will not be registered under the Securities Act, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Formation Transactions and Partnership Structure

We are a Delaware limited partnership formed in July 2012 by our sponsor to own interests in certain entities and to operate certain of the businesses that have historically been conducted by our sponsor. In addition, prior to the closing of this offering, we will cause Haverhill Coke Company LLC and Middletown Coke Company, LLC to contribute their energy producing assets to their respective wholly-owned subsidiaries.

In connection with the closing of this offering, the following will occur:

•

our sponsor will contribute to us an interest in each of Haverhill Coke Company LLC and Middletown Coke Company, LLC, the entities that own its Haverhill and Middletown cokemaking facilities and related assets, which will result in us owning a 65% interest in each of these entities;

•	SunCoke Energy Partners GP LLC, our general partner and a wholly-owned subsidiary of our sponsor, will receive a 2.0% general partner interest in us;

•

we will issue to our general partner the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of our minimum quarterly distribution of $0.4125 per unit per quarter, as described under “Cash Distribution Policy and Restrictions on Distributions”;

•

we will issue 13,500,000 common units to the public and will use the net proceeds from this offering, together with the net proceeds from our expected concurrent offering of senior notes, as described under “Use of Proceeds”;

•

we will issue to our sponsor an aggregate of 2,209,697 common units (184,697 common units if the underwriters exercise their option to purchase additional common units in full) and 15,709,697 subordinated units;

•

we will enter into an omnibus agreement with our sponsor and our general partner, as described in “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions”;

•	we will assume and promptly repay, with the net proceeds of this offering and our concurrent senior notes offering, $225.0 million of debt under our sponsor’s term loan;

•

as partial consideration for the interest in Haverhill Coke Company LLC and Middletown Coke Company, LLC conveyed to us by our sponsor, we will retain $128.7 million of the net proceeds of this offering and will pay from such retained proceeds, 100% (i.e., not merely our 65% proportionate share) of the following requirements of our 65% owned subsidiaries: (a) $67.0 million for identified environmental capital expenditures, (b) approximately $12.4 million to pay sales discounts related to tax credits owed to our customers and (c) $49.3 million to replenish our working capital;

•	we will enter into a new $100.0 million revolving credit facility which we anticipate will be undrawn at the closing of this offering; and

•	we expect to issue approximately $150.0 million aggregate principal amount of senior notes.

Completion of this offering is contingent upon the issuance of the senior notes and the entry into the revolving credit facility.

Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions.”

Recent Developments

Although final results for the fourth quarter of 2012 are not yet available, based on the information currently available, we expect that our operating results and financial performance for the fourth quarter of 2012 will be slightly lower than results for the third quarter of 2012 but consistent with the forecast for the twelve months ending December 31, 2013. Results in the third quarter of 2012 were favorably impacted by timing of shipments, as well as by increased production reflecting higher coal-to-coke yields due to favorable weather in the summer months. We estimate that coke production for the fourth quarter of 2012 will be approximately 443,000 tons, including 153,000 tons at Middletown and 290,000 tons at Haverhill, reflecting capacity utilization of 107.0%, versus approximately 452,000 tons in the third quarter of 2012 including 154,000 tons at Middletown and 298,000 tons at Haverhill, reflecting capacity utilization of 109.0%. In addition, results in the fourth quarter of 2012 will include a charge of approximately $1.2 million associated with accelerated depreciation for capital replacements completed in the fourth quarter. We are not aware of any material events that occurred in the fourth quarter of 2012 that we believe will have an adverse impact on fourth quarter financial results or that we believe will change our forecast for the twelve months ending December 31, 2013.

Organizational Structure

The following is a simplified diagram of our ownership structure after giving effect to this offering and the related transactions.

SunCoke Energy, Inc.
(NYSE: SXC)
Sun Coal & Coke LLC
2,209,697 Common Units
15,709,697 Subordinated Units
Public Unitholders
13,500,000 Common Units
100%
35%
35%
SunCoke Energy Partners GP LLC
55.9% partnership interest(1)(2)
42.1% partnership interest(1)(2)
2.0% general partner interest
Incentive distribution rights
SunCoke Energy Partners, L.P.
(MLP)
(NYSE: SXCP)
65%
65%
Haverhill Coke Company LLC
Middletown Coke Company, LLC
Haverhill Cogeneration Company LLC
Middletown Cogeneration Company LLC

(1)	Assumes the underwriters do not exercise their option to purchase additional common units, which would instead be issued to Sun Coal & Coke LLC upon the option’s expiration. If and to the extent the underwriters exercise their option to purchase additional common units, the units purchased pursuant to such exercise will be issued to the public and the remainder, if any, will be issued to Sun Coal & Coke LLC. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding. If the underwriters’ option is exercised in full, then Sun Coal & Coke LLC would own 50.6% of the outstanding units and the public would own 49.4% of the outstanding units.
(2)	Sun Coal & Coke LLC will own 2,209,697 common units and 15,709,697 subordinated units, representing a 57.0% limited partner interest (which equates to a 55.9% partnership interest). The public will own 13,500,000 common units, representing a 43.0% limited partnership interest (which equates to a 42.1% partnership interest).

The Offering

Common units offered to the public	13,500,000 common units.

15,525,000 common units if the underwriters exercise their option to purchase additional common units in full.

Units outstanding after this offering	15,709,697 common units and 15,709,697 subordinated units for a total of 31,419,394 limited partner units. If and to the extent the underwriters exercise their option to purchase up to 2,025,000 additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to our sponsor. Any such units issued to our sponsor will be issued for no additional consideration. If the underwriters do not exercise their option to purchase additional 2,025,000 common units, we will issue common units to our sponsor upon the option’s expiration for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding. In addition, our general partner will own a 2.0% general partner interest in us.

Use of proceeds	We expect to receive estimated net proceeds of approximately $245.7 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and offering expenses. We expect to receive estimated net proceeds of approximately $146.4 million from our offering of $150.0 million aggregate principal amount of senior notes concurrently with the closing of this offering. We intend to use approximately $36.0 million of the proceeds received to make a distribution to our sponsor which will in effect reimburse our sponsor for expenditures made by our sponsor during the two-year period prior to this offering for the expansion and improvement of the Haverhill and Middletown facilities; for federal income tax purposes, our sponsor is treated as having been the party that made such expenditures. We also intend to use approximately $225.0 million to repay term loan debt bearing a floating rate of interest based on LIBOR plus 3.00% per annum and maturing in June 2018 assumed from our sponsor and approximately $2.4 million to pay expenses related to our new revolving credit facility. As partial consideration for the interest in our operating subsidiaries conveyed to us by our sponsor, we will retain $128.7 million of net proceeds of this offering and will pay from such retained proceeds, 100% (i.e., not merely our 65% proportionate share) of the following requirements of our operating subsidiaries: (a) $67.0 million for identified environmental capital expenditures, (b) approximately $12.4 million to pay sales discounts related to tax credits owed to our customers and (c) $49.3 million to replenish our working capital.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $37.8 million (and the total net proceeds to us from this offering would be approximately $283.6 million), in each case assuming an initial public offering price per common unit of $20.00 (based upon the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be paid as a special distribution to our sponsor. If the underwriters do not exercise their option to purchase additional common units, we will issue 2,025,000 common units to our sponsor upon the expiration of the option for no additional consideration. Affiliates of certain of the underwriters are lenders under our sponsor’s term loan and, accordingly, will receive a portion of the proceeds from this offering in the form of repayment of the debt assumed by us. Please read “Use of Proceeds.”

Cash distributions	We expect to make a minimum quarterly distribution of $0.4125 per common unit and subordinated unit ($1.65 per common unit and subordinated unit on an annualized basis). However, since it will be our policy to set our distributions based on the level of success of our operations, the actual amount of cash we will distribute on our common and subordinated units will depend principally on the amount of earnings we can generate from our operations. Our ability to pay the distributions is also subject to various restrictions and other factors described in more detail under the caption “Cash Distribution Policy and Restrictions on Distributions.”

For the first quarter that we are publicly-traded, we will pay a prorated distribution covering the period from the completion of this offering through March 31, 2013, based on the actual length of that period.

Our partnership agreement generally provides that we will make our distribution, if any, each quarter in the following manner:

•	first, 98.0% to the holders of common units and 2.0% to our general partner, until each common unit has received the minimum quarterly distribution of $0.4125 plus any arrearages from prior quarters;

•	second, 98.0% to the holders of subordinated units and 2.0% to our general partner, until each subordinated unit has received the minimum quarterly distribution of $0.4125 ; and

•	third, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unit has received a distribution of $0.4744.

If cash distributions to our unitholders exceed $0.4744 per unit in any quarter, our general partner will receive, in addition to distributions on its 2.0% general partner interest, increasing percentages, up to 48.0%, of the cash we distribute in excess of that amount. The additional increasing distributions to our general partner are referred to herein as incentive distributions. In certain circumstances, our general partner, as the initial holder of our incentive distribution rights, will have the right to reset the minimum quarterly distribution and the target distribution levels at which the incentive distributions receive increasing percentages of the cash we distribute to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read “How We Make Distributions To Our Partners—General Partner Interest and Incentive Distribution Rights.”

We may not generate sufficient earnings from operations to pay the minimum quarterly distribution on our common units. We would not have generated sufficient earnings on a pro forma basis to have paid any distributions on our common or subordinated units for the year ended December 31, 2011 or the twelve months ended September 30, 2012.

We believe, based on our financial forecast and related assumptions included in “Cash Distribution Policy and Restrictions on Distributions,” that we will generate sufficient earnings to pay the minimum quarterly distribution of $0.4125 per unit on all of our common units and subordinated units and the corresponding distributions on our general partner’s 2.0% interest for each quarter for the twelve months ending December 31, 2013. However, we do not have a legal or contractual obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate, and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read “Cash Distribution Policy and Restrictions on Distributions.”

Subordinated units	Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.

Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least (1) $1.65 (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit and the corresponding distribution on our general partner’s 2.0% interest for each of three consecutive, non-overlapping four quarter periods ending on or after December 31, 2015 or (2) $2.48 (150.0% of the annualized minimum quarterly distribution) on each outstanding common unit and subordinated unit and the corresponding distributions on our general partner’s 2.0% interest and the related distribution on the incentive distribution rights for a four-quarter period ending on or after December 31, 2013, in each case provided there are no arrearages on our common units at that time.

and its affiliates, voting together as a single class. Upon consummation of this offering, our sponsor will own an aggregate of 57.0% of our outstanding units (or 50.6% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give our sponsor the ability to prevent the removal of our general partner. Please read “The Partnership Agreement—Voting Rights.”

Limited call right	If at any time our general partner and its affiliates own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read “The Partnership Agreement—Limited Call Right.”

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2015, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 30% of the cash distributed to you with respect to that period. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read “Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership.”

Material federal income tax consequences	Subject to the discussion under “Material U.S. Federal Income Tax Consequences—Taxation of the Partnership—Partnership Status” and the limitations set forth therein, it is the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for U.S. federal income tax purposes. As a result, we generally will not be liable for U.S. federal income taxes. Instead, each of our unitholders will take into account its share of our income, gains, losses and deductions in computing its U.S. federal income tax liability as if it had earned such income directly, even if we do not make cash distributions to that unitholder. Consequently, a unitholder may be liable for U.S. federal income taxes as a result of ownership of our units even if that unitholder has not received a cash distribution from us. Cash distributions by us to a unitholder generally will not give rise to income or gain.

For a discussion of the material U.S. federal income tax consequences that may be relevant to prospective unitholders, you should read “Material U.S. Federal Income Tax Consequences.”

Directed Unit Program	The underwriters have reserved for sale at the initial public offering price up to 5% of the common units being offered by this prospectus for sale to the directors and executive officers of our general partner and certain other employees of our sponsor who have expressed an interest in purchasing common units in the offering. We do not know if these persons will choose to purchase all or any portion of these reserved common units, but any purchases they do make will reduce the number of common units available to the general public. Please read “Underwriting—Directed Unit Program.”

Exchange listing	We have been approved to list our common units on the NYSE, under the symbol “SXCP.”

Summary Historical and Pro Forma Financial and Operating Data

The following table sets forth certain of our summary historical and pro forma financial and operating data. We derived our summary historical financial data as of December 31, 2011 and 2010, and for the years ended December 31, 2011, 2010 and 2009 from our audited historical Combined Financial Statements included elsewhere in this prospectus. We derived our summary historical financial data as of September 30, 2012 and for the nine months ended September 30, 2012 and 2011 from our unaudited historical Combined Financial Statements included elsewhere in this prospectus. We derived our summary historical financial data as of September 30, 2011 and December 31, 2009 from our unaudited historical Combined Financial Statements not included in this prospectus.

Our Combined Financial Statements include amounts allocated from our sponsor for general corporate overhead costs attributable to our operations. The general corporate overhead expenses incurred by our sponsor include costs from certain corporate and shared services functions provided by our sponsor. The amounts reflected include (i) charges that were incurred by our sponsor that were specifically identified as being attributable to us and (ii) an allocation of all of our sponsor’s remaining general corporate overhead costs based on the proportional level of effort attributable to the operation of our facilities. These costs include legal, accounting, tax, treasury, engineering, information technology, insurance, employee benefit costs, communications, human resources, and procurement. All corporate costs that were specifically identifiable to a particular operating facility of our sponsor have been allocated to that facility, including our operating facilities. Where specific identification of charges to a particular operating facility was not practicable, a reasonable method of allocation was applied to all remaining general corporate overhead costs. The allocation methodology for all remaining corporate overhead costs is based on management’s estimate of the proportional level of effort devoted by corporate resources that is attributable to each of our sponsor’s operating facilities, including our operating facilities.

The Combined Financial Statements included in this prospectus may not necessarily reflect our financial position, results of operations and cash flows as if we had operated as a stand-alone public company during the periods presented. Accordingly, our historical results should not be relied upon as an indicator of our future performance.

At the closing of this offering we will own a 65% interest in the entity that owns the Haverhill cokemaking facility and related assets and a 65% interest in the entity that owns the Middletown cokemaking facility and related assets. The unaudited pro forma Combined Financial Statements reflect the acquisition of our interests in these entities. Our unaudited pro forma Combined Financial Statements will show these entities as consolidated and, as a result, our sponsor’s remaining 35% interest in each of these entities will be reflected as a noncontrolling equity interest.

The summary pro forma combined financial data for the year ended December 31, 2011 and as of and for the nine months ended September 30, 2012 are derived from our unaudited pro forma Combined Financial Statements included elsewhere in this prospectus.

The unaudited pro forma Combined Financial Statements have been prepared as if certain transactions to be effected at the completion of this offering had taken place on September 30, 2012 in the case of the pro forma Combined Balance Sheet, or as of January 1, 2011 in the case of the pro forma Combined Statement of Operations for the year ended December 31, 2011 and the nine months ended September 30, 2012. Our unaudited pro forma Combined Financial Statements give effect to the following:

•

the issuance (i) to our general partner of a 2.0% general partner interest in us and all of our incentive distribution rights and (ii) to our sponsor of 2,209,697 common units and 15,709,697 subordinated units, representing an aggregate 57.0% limited partner interest in us;

•	the issuance of 13,500,000 common units to the public in this offering, representing a 43.0% limited partner interest in us at an initial public offering price of $20.00 per unit;

•

$100.0 million of available undrawn borrowing capacity under the new revolving credit facility, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”;

•

the issuance of $150.0 million aggregate principal amount of senior notes, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”;

•	the payment of expenses related to this offering of $24.3 million and debt financing fees related to the new revolving credit facility and the senior notes offering of $6.0 million;

•	the application of the net proceeds of this offering, together with the net proceeds from the senior notes offering, as described in “Use of Proceeds”;

•	a reduction in the parent net equity for tax credits and net operating loss carryforwards generated by the Predecessor which were used by Sunoco; and

•	the change in tax status of the Predecessor to a non-taxable entity.

The unaudited pro forma Combined Financial Statements do not necessarily reflect what our financial position and results of operations would have been if we had operated as an independent, publicly-traded partnership during the periods shown. In addition, the unaudited pro forma Combined Financial Statements are not necessarily indicative of our future results of operations or financial condition. The assumptions and adjustments give effect to pro forma events that are (i) directly attributable to the offering, (ii) factually supportable and (iii) with respect to the pro forma combined statements of operations, expected to have a continuing impact on the partnership. The pro forma combined financial data do not give effect to the estimated $2.5 million in incremental annual general and administrative expenses we expect to incur as a result of being a separate publicly-traded partnership. Additionally, if the omnibus agreement had been in effect during the year ended December 31, 2011 and the nine months ended September 30, 2012, then the corporate overhead allocated to us would have been lower by approximately $6.4 million and $5.1 million in such periods, respectively.

The following table includes the non-GAAP financial measures, EBITDA and Adjusted EBITDA, which we use to evaluate our operating performance. EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to net income as determined by GAAP, and our calculations thereof may not be comparable to those reported by other companies. We believe Adjusted EBITDA is an important measure of operating performance and provides useful information to investors because it highlights trends in our business that may not otherwise be apparent when relying solely on GAAP measures and because it eliminates items that have less bearing on our operating performance. Adjusted EBITDA, as presented herein, is a supplemental

The information below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” our audited historical Combined Financial Statements and related notes and our unaudited pro forma Combined Financial Statements and related notes included elsewhere in this prospectus.

	Historical					Pro Forma
	Years Ended December 31,			Nine Months Ended September 30,		Year Ended December 31, 2011	Nine Months Ended September 30, 2012
	2011	2010	2009	2012	2011
	(Dollars in millions, except per unit and per ton data)
Income Statement Data:
Revenues
Sales and other operating revenue	$449.8	$360.7	$308.7	$554.0	$309.7	$449.8	$554.0

Costs and operating expenses
Cost of products sold and operating expenses	367.2	308.9	317.5	446.4	249.7	367.2	446.4
Selling, general and administrative expenses	25.7	11.7	8.4	16.5	17.6	25.7	16.5
Depreciation expense	18.6	17.2	13.7	24.4	12.7	18.6	24.4

Total costs and operating expenses	411.5	337.8	339.6	487.3	280.0	411.5	487.3

Operating income (loss)	38.3	22.9	(30.9)	66.7	29.7	38.3	66.7

Interest expense	4.7	—	—	7.8	2.1	13.0	9.7

Income (loss) before income tax expense (benefit)	33.6	22.9	(30.9)	58.9	27.6	25.3	57.0
Income tax expense (benefit)	2.8	(1.1)	(24.4)	17.4	4.1	—	—

Net income (loss)	$30.8	$24.0	$(6.5)	$41.5	$23.5	25.3	57.0

Less: Net income attributable to noncontrolling interests						13.4	23.3

Net income attributable to SunCoke Energy Partners, L.P.						$11.9	$33.7

General partner’s interest in net income						$0.2	$0.7
Common unitholders’ interest in net income						$11.7	$33.0
Subordinated unitholders’ interest in net income						$—	$—
Pro forma net income (loss) per common unit						$0.74	$2.10
Pro forma net income (loss) per subordinated unit						$—	$—

Cash Flow Data:
Net cash provided by (used in) operating activities	$23.5	$77.7	$(34.9)	$30.7	$3.0
Net cash used in investing activities	$(175.7)	$(180.9)	$(46.9)	$(8.1)	$(149.0)
Net cash provided by (used in) financing activities	$152.2	$103.2	$81.8	$(22.6)	$146.0

Capital expenditures:
Ongoing capital	6.3	12.9	6.1	8.1	3.6
Expansion capital	169.4	169.7	40.8	—	145.4

Total	$175.7	$182.6	$46.9	$8.1	$149.0

Balance Sheet Data (at period end):
Properties, plants and equipment, net	$783.8	$626.2	$460.7	$768.0	$762.7		$768.0
Total assets	$928.7	$728.4	$567.2	$922.1	$891.9		$974.2
Total liabilities	$305.5	$63.2	$29.2	$280.0	$282.2		$205.0
Total parent net equity/ partners’ capital attributable to SunCoke Energy Partners, L.P.	$623.2	$665.2	$538.0	$642.1	$609.7		$573.4

Coke Operating Data:
Capacity utilization (%)(1)	102	100	84	107	101
Coke production volume (thousands of tons)(2)	1,192	1,103	928	1,323	834
Coke sales volumes (thousands of tons)(3)	1,203	1,130	894	1,318	843	1,203	1,318

Other Financial Data:
Adjusted EBITDA(4)	$61.9	$44.8	$(10.1)	$93.8	$46.1	$40.2	$61.0
Adjusted EBITDA/ton(5)	$51.45	$39.65	$(11.30)	$71.17	$54.69	$51.41	$71.20

RISK FACTORS

Limited partner interests are inherently different from the capital stock of a corporation, although many of the business risks to which we are subject are similar to those that would be faced by a corporation engaged in a similar business. You should carefully consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our common units.

If any of the following risks were to occur, our business, financial condition, results of operations and therefore our ability to distribute cash could be materially adversely affected. In that case, we might not be able to make distributions on our common units, the trading price of our common units could decline, and you could lose all or part of your investment.

Risks Inherent in Our Business and Industry

We may not generate sufficient earnings from operations to enable us to pay the minimum quarterly distribution to unitholders.

We may not have sufficient earnings each quarter to support a decision to pay the full amount of our minimum quarterly distribution of $0.4125 per unit, or $1.65 per unit per year, which will require us to generate from earnings amounts available for distribution of approximately $13.2 million per quarter, or $52.9 million per year, based on the number of common units, subordinated units and the 2.0% general partner interest that will be outstanding after the completion of this offering. The amount we decide to distribute on our common and subordinated units also depends upon our liquidity and other considerations, which will fluctuate from quarter to quarter based on the following factors, some of which are beyond our control:

•

severe financial hardship or bankruptcy of one or more of our major customers, or the occurrence of other events affecting our ability to collect payments from our customers, including our customers’ default;

•	volatility and cyclical downturns in the steel industry and other industries in which our customers operate;

•	the exercise by AK Steel of its early termination rights under its coke sales agreement and its energy sales agreement at our Haverhill facility;

•	our sponsor’s inability to perform under the omnibus agreement;

•

age of, and changes in the reliability, efficiency and capacity of the various equipment and operating facilities used in our cokemaking operations, and in the operations of our major customers, business partners and/or suppliers;

•	the cost of environmental remediation at our cokemaking facilities;

•	changes in the expected operating levels of our assets;

•	our ability to meet minimum volume requirements, coal-to-coke yield standards and coke quality requirements in our coke sales agreements;

•	our ability to enter into new, or renew existing, long-term agreements for the supply of coke to domestic steel producers under terms similar or more favorable than those currently in place;

•	our ability to enter into new, or renew existing, agreements for the sale of steam and electricity generated by our facilities under terms similar or more favorable than those currently in place;

•

changes in the marketplace that may affect supply and demand for our coke, including increased exports of coke from China related to reduced export duties and export quotas and increasing competition from alternative steelmaking and cokemaking technologies that have the potential to reduce or eliminate the use of coke;

•	our relationships with, and other conditions affecting, our customers;

•	changes in levels of production, production capacity, pricing and/or margins for coke;

•	our ability to secure new coal supply agreements or to renew existing coal supply agreements;

•	variation in availability, quality and supply of metallurgical coal used in the cokemaking process, including as a result of nonperformance by our suppliers;

•	effects of railroad, barge, truck and other transportation performance and costs, including any transportation disruptions;

•	cost of labor;

•	risks related to employees and workplace safety;

•

effects of adverse events relating to the operation of our facilities and to the transportation and storage of hazardous materials (including equipment malfunction, explosions, fires, spills, and the effects of severe weather conditions);

•	changes in product specifications for the coke that we produce;

•	changes in credit terms required by our suppliers;

•	changes in insurance markets and the level, types and costs of coverage available, and the financial ability of our insurers to meet their obligations;

•	changes in, or new, statutes, regulations or governmental policies by federal, state and local authorities with respect to protection of the environment;

•	changes in accounting rules and/or tax laws or their interpretations, including the method of accounting for inventories and leases;

•	nonperformance or force majeure by, or disputes with or changes in contract terms with, major customers, suppliers, dealers, distributors or other business partners; and

•	changes in, or new, statutes, regulations, governmental policies and taxes, or their interpretations.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, some of which are beyond our control, including:

•	the level of capital expenditures we make;

•	the cost of acquisitions;

•	our debt service requirements and other liabilities;

•	fluctuations in our working capital needs;

•	our ability to borrow funds and access capital markets;

•	restrictions contained in debt agreements to which we are a party; and

•	the amount of cash reserves established by our general partner.

For a description of additional restrictions and factors that may affect our ability to pay cash distributions, please read “Cash Distribution Policy and Restrictions on Distributions.”

On a pro forma basis we would not have generated sufficient earnings to pay the full minimum quarterly distribution on all units for the twelve months ended September 30, 2012.

The amount of cash we need to pay the minimum quarterly distribution for four quarters on the common units, subordinated units and 2.0% general partner interest to be outstanding immediately after this offering is approximately $52.9 million. Our pro forma earnings generated during the twelve months ended September 30, 2012 would have

Limitations on the availability and reliability of transportation, and increases in transportation costs, particularly rail systems, could materially and adversely affect our ability to obtain a supply of coal and deliver coke to our customers.

Our ability to obtain coal depends primarily on third-party rail systems and to a lesser extent river barges. If we are unable to obtain rail or other transportation services, or are unable to do so on a cost-effective basis, our results of operations could be adversely affected. Alternative transportation and delivery systems are generally inadequate and not suitable to handle the quantity of our shipments or to ensure timely delivery. The loss of access to rail capacity could create temporary disruption until the access is restored, significantly impairing our ability to receive coal and resulting in materially decreased revenues. Our ability to open new cokemaking facilities may also be affected by the availability and cost of rail or other transportation systems available for servicing these facilities.

Our arrangements with ArcelorMittal at our Haverhill cokemaking facility require us to deliver coke to ArcelorMittal via railcar. We have entered into a long-term rail transportation agreement to meet this obligation. Disruption of these transportation services because of weather-related problems, mechanical difficulties, train derailments, infrastructure damage, strikes, lock-outs, lack of fuel or maintenance items, fuel costs, transportation delays, accidents, terrorism, domestic catastrophe or other events could temporarily or over the long term impair our ability to produce coke, and therefore, could materially and adversely affect our results of operations. In addition, if our rail transportation agreement is terminated, we may have to pay higher rates to access rail lines or make alternative transportation arrangements.

Labor disputes with the unionized portion of our workforce could adversely affect us.

As of September 30, 2012, we have approximately 252 employees. Approximately 120, or 48% of our employees are currently represented by the United Steelworkers under various contracts. When these agreements expire or terminate, we may not be able to negotiate the agreements on the same or more favorable terms as the current agreements, or at all, and without production interruptions, including labor stoppages. The collective bargaining agreement with respect to our Haverhill cokemaking facility was set to expire on November 1, 2012 but has been extended through January 29, 2013 while we continue discussions regarding the terms of a new agreement. We may unilaterally exercise up to two additional thirty day extensions and the union may unilaterally exercise one additional thirty day extension. If we are unable to negotiate a new collective bargaining agreement before the expiration date, our operations and our profitability could be adversely affected. A prolonged labor dispute, which could include a work stoppage, could adversely affect our ability to satisfy our customers’ orders and, as a result, adversely affect our production and results of operations.

If we fail to maintain satisfactory labor relations, we may be adversely affected. Union represented labor creates an increased risk of work stoppages and higher labor costs.

We rely, at one or more of our facilities, on unionized labor, and there is always the possibility that the employing entity will be unable to reach agreement on terms and conditions of employment or renewal of a collective bargaining agreement. Any labor disputes, work stoppages, or increased labor costs could adversely affect operations, the stability of production and reduce our future revenues, profitability, or our ability to pay cash distributions to our unitholders. It is also possible that, in the future, additional employee groups may choose to be represented by a labor union.

We expect to enter into a new revolving credit facility and an indenture in connection with this offering, each of which will likely contain restrictions and financial covenants that may restrict our business and financing activities.

The new revolving credit facility that we expect to enter into and the indenture that will govern the senior notes that we expect to issue in connection with this offering, and any other future financing agreements that we

Risks Inherent in an Investment in Us

Our sponsor owns and controls our general partner, which has sole responsibility for conducting our business and managing our operations. Our general partner and its affiliates, including our sponsor, have conflicts of interest with us and limited duties, and they may favor their own interests to the detriment of us and our unitholders.

Following the offering, our sponsor will own and control our general partner and will appoint all of the directors of our general partner. Although our general partner has a duty to manage us in a manner it believes to be in our best interests, the executive officers and directors of our general partner have a fiduciary duty to manage our general partner in a manner beneficial to our sponsor. Therefore, conflicts of interest may arise between our sponsor or any of its affiliates, including our general partner, on the one hand, and us or any of our unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of its affiliates over the interests of our common unitholders. These conflicts include the following situations, among others:

•

our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in exercising certain rights under our partnership agreement, which has the effect of limiting its duty to our unitholders;

•	neither our partnership agreement nor any other agreement requires our sponsor to pursue a business strategy that favors us;

•

our partnership agreement replaces the fiduciary duties that would otherwise be owed by our general partner with contractual standards governing its duties, limits our general partner’s liabilities and restricts the remedies available to our unitholders for actions that, without such limitations, might constitute breaches of fiduciary duty;

•	except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

•

our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

•

our general partner determines the amount and timing of any capital expenditure and whether a capital expenditure is classified as an ongoing capital expenditure, which reduces operating surplus, or a replacement capital expenditure, which does not reduce operating surplus. Please read “How We Make Distributions to Our Partners—Capital Expenditures” for a discussion on when a capital expenditure constitutes an ongoing capital expenditure or a replacement capital expenditure. This determination can affect the amount of cash that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units to convert. Please read “How We Make Distributions to Our Partners—Subordination Period”;

•

our general partner may cause us to borrow funds in order to permit the payment of cash distributions, even if the purpose or effect of the borrowing is to make a distribution on the subordinated units, to make incentive distributions or to accelerate the expiration of the subordination period;

•

our partnership agreement permits us to distribute up to $26.5 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus. This cash may be used to fund distributions on our subordinated units or the incentive distribution rights;

•	our general partner determines which costs incurred by it and its affiliates are reimbursable by us;

•

our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended.

While our partnership agreement requires us to distribute all of our available cash, our partnership agreement, including provisions requiring us to make cash distributions contained therein, may be amended. Our partnership agreement generally may not be amended during the subordination period without the approval of our public common unitholders. However, our partnership agreement can be amended with the consent of our general partner and the approval of a majority of the outstanding common units (including common units held by affiliates of our general partner) after the subordination period has ended. At the closing of this offering, affiliates of our general partner will own, directly or indirectly, approximately 14.1% of the outstanding common units and all of our outstanding subordinated units. Please read “The Partnership Agreement—Amendment of Our Partnership Agreement.”

Our partnership agreement replaces our general partner’s fiduciary duties to holders of our units.

Our partnership agreement contains provisions that eliminate and replace the fiduciary standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner, or otherwise free of fiduciary duties to us and our unitholders. This entitles our general partner to consider only the interests and factors that it desires and relieves it of any duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or our limited partners. Examples of decisions that our general partner may make in its individual capacity include:

•	how to allocate business opportunities among us and its affiliates;

•	whether to exercise its call right;

•	how to exercise its voting rights with respect to the units it owns;

•	whether to exercise its registration rights;

•	whether to elect to reset target distribution levels; and

•	whether or not to consent to any merger or consolidation of the partnership or amendment to the partnership agreement.

By purchasing a common unit, a unitholder is treated as having consented to the provisions in the partnership agreement, including the provisions discussed above. Please read “Conflicts of Interest and Fiduciary Duties—Fiduciary Duties.”

Our partnership agreement restricts the remedies available to holders of our units for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that restrict the remedies available to unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty under state fiduciary duty law. For example, our partnership agreement provides that:

•

whenever our general partner makes a determination or takes, or declines to take, any other action in its capacity as our general partner, our general partner is required to make such determination, or take or decline to take such other action, in good faith, and will not be subject to any other or different standard imposed by our partnership agreement, Delaware law, or any other law, rule or regulation, or at equity;

•

our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning that it believed that the decision was in the best interest of our partnership;

•

our general partner and its officers and directors will not be liable for monetary damages to us or our limited partners resulting from any act or omission unless there has been a final and non-appealable exercise this reset right in order to facilitate acquisitions or internal growth projects that would not be sufficiently accretive to cash distributions per common unit without such conversion. It is possible, however, that our general partner could exercise this reset election at a time when it is experiencing, or expects to experience, declines in the cash distributions it receives related to its incentive distribution rights and may, therefore, desire to be issued common units rather than retain the right to receive incentive distributions based on the initial target distribution levels. This risk could be elevated if our incentive distribution rights have been transferred to a third-party. As a result, a reset election may cause our common unitholders to experience a reduction in the amount of cash distributions that our common unitholders would have otherwise received had we not issued new common units to our general partner in connection with resetting the target distribution levels. Please read “How We Make Distributions to Our Partners—General Partner’s Right to Reset Incentive Distribution Levels.”

Holders of our common units have limited voting rights and are not entitled to appoint our general partner or its directors, which could reduce the price at which our common units will trade.

Unlike the holders of common stock in a corporation, unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Unitholders will have no right on an annual or ongoing basis to appoint our general partner or its board of directors. The board of directors of our general partner, including the independent directors, is chosen entirely by our sponsor, as a result of it owning our general partner, and not by our unitholders. Please read “Management—Management of SunCoke Energy Partners, L.P.” and “Certain Relationships and Related Party Transactions.” Unlike publicly-traded corporations, we will not conduct annual meetings of our unitholders to appoint directors or conduct other matters routinely conducted at annual meetings of stockholders of corporations.

Even if holders of our common units are dissatisfied, they cannot initially remove our general partner without its consent.

If our unitholders are dissatisfied with the performance of our general partner, they will have limited ability to remove our general partner. Unitholders initially will be unable to remove our general partner without its consent because our general partner and its affiliates will own sufficient units upon the completion of this offering to be able to prevent its removal. The vote of the holders of at least 66 2/3% of all outstanding common and subordinated units voting together as a single class is required to remove our general partner. Following the closing of this offering, our sponsor will own an aggregate of 57.0% of our outstanding units (or 50.6% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). Also, if our general partner is removed without cause during the subordination period and no units held by the holders of the subordinated units or their affiliates are voted in favor of that removal, all remaining subordinated units will automatically be converted into common units and any existing arrearages on the common units will be extinguished. Cause is narrowly defined in our partnership agreement to mean that a court of competent jurisdiction has entered a final, non-appealable judgment finding our general partner liable for actual fraud or willful or wanton misconduct in its capacity as our general partner. Cause does not include most cases of charges of poor management of the business.

Unitholders will experience immediate and substantial dilution of $2.12 per common unit.

The assumed initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) exceeds our pro forma net tangible book value of $17.88 per common unit. Based on the assumed initial public offering price of $20.00 per common unit, unitholders will incur immediate and substantial dilution of $2.12 per common unit. This dilution results primarily because the assets contributed to us by affiliates of our general partner are recorded at their historical cost in accordance with GAAP, and not their fair value. Please read “Dilution.”

Our general partner interest or the control of our general partner may be transferred to a third-party without unitholder consent.

Our general partner may transfer its general partner interest to a third-party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the members of our general partner to transfer their respective membership interests in our general partner to a third-party. The new members of our general partner would then be in a position to replace the board of directors and executive officers of our general partner with their own designees and thereby exert significant control over the decisions taken by the board of directors and executive officers of our general partner. This effectively permits a “change of control” without the vote or consent of the unitholders.

The incentive distribution rights held by our general partner, or indirectly held by our sponsor, may be transferred to a third-party without unitholder consent.

Our general partner or our sponsor may transfer the incentive distribution rights to a third-party at any time without the consent of our unitholders. If our sponsor transfers the incentive distribution rights to a third-party but retains its ownership interest in our general partner, our general partner may not have the same incentive to grow our partnership and increase quarterly distributions to unitholders over time as it would if our sponsor had retained ownership of the incentive distribution rights. For example, a transfer of incentive distribution rights by our sponsor could reduce the likelihood of our sponsor accepting offers made by us relating to assets owned by it, as it would have less of an economic incentive to grow our business, which in turn would impact our ability to grow our asset base.

Our general partner has a call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may receive no return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Upon consummation of this offering, and assuming no exercise of the underwriters’ option to purchase additional common units, our sponsor will own an aggregate of 57.0% of our common and subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our sponsor will own 57.0% of our common units. For additional information about the limited call right, please read “The Partnership Agreement—Limited Call Right.”

We may issue additional units without unitholder approval, which would dilute existing unitholder ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests we may issue at any time without the approval of our unitholders. The issuance of additional common units or other equity interests of equal or senior rank will have the following effects:

•	our existing unitholders’ proportionate ownership interest in us will decrease;

•	the amount of earnings per unit may decrease;

•

because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

•	the ratio of taxable income to distributions may increase;

•	the relative voting strength of each previously outstanding unit may be diminished; and

•	the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may reduce or eliminate the amounts available for distribution to our common unitholders, diminish the relative voting strength of the total common units outstanding as a class, or subordinate the claims of the common unitholders to our assets in the event of our liquidation.

The market price of our common units could be adversely affected by sales of substantial amounts of our common units in the public or private markets, including sales by our sponsor or other large holders.

After this offering, we will have 15,709,697 common units and 15,709,697 subordinated units outstanding, which includes the 13,500,000 common units we are selling in this offering that may be resold in the public market immediately. All of the subordinated units will convert into common units on a one-for-one basis at the end of the subordination period. All of the 184,697 common units (2,209,697 if the underwriters do not exercise their option to purchase additional common units) that are issued to our sponsor will be subject to resale restrictions under a 180-day lock-up agreement with the underwriters. Each of the lock-up agreements with the underwriters may be waived at the discretion of Barclays Capital Inc. Sales by our sponsor or other large holders of a substantial number of our common units in the public markets following this offering, or the perception that such sales might occur, could have a material adverse effect on the price of our common units or could impair our ability to obtain capital through an offering of equity securities. In addition, we have agreed to provide registration rights to our sponsor. Under our agreement, our general partner and its affiliates have registration rights relating to the offer and sale of any units that they hold, subject to certain limitations. Please read “Units Eligible for Future Sale.”

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Our partnership agreement restricts unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner and its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Cost reimbursements due to our general partner and its affiliates for services provided to us or on our behalf will reduce our earnings and therefore our ability to distribute cash to our unitholders. The amount and timing of such reimbursements will be determined by our general partner.

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce our earnings and therefore our ability to distribute cash to our unitholders. Please read “Cash Distribution Policy and Restrictions on Distributions.”

The amount of estimated replacement capital expenditures our general partner is required to deduct from operating surplus each quarter could increase in the future, resulting in a decrease in available cash from operating surplus that could be distributed to our unitholders.

Our partnership agreement requires our general partner to deduct from operating surplus each quarter estimated replacement capital expenditures as opposed to actual replacement capital expenditures in order to reduce disparities in operating surplus caused by fluctuating replacement capital expenditures, which are capital expenditures required to replace our major capital assets. Our annual estimated replacement capital expenditures for purposes of calculating operating surplus is $3.7 million for the twelve months ending December 31, 2013. This amount is based on our current estimates of the amounts of expenditures we will be required to make in the future to replace our major capital assets, including all or a major portion of a plant or other facility, at the end of their working lives, which we believe to be reasonable. Our partnership agreement does not cap the amount of estimated replacement capital expenditures that our general partner may designate. The amount of our estimated replacement capital expenditures may be more than our actual replacement capital expenditures, which will reduce the amount of available cash from operating surplus that we would otherwise have available for distribution to unitholders. The amount of estimated replacement capital expenditures deducted from operating surplus is subject to review and change by the board of directors of our general partner at least once a year, with any change approved by the conflicts committee.

The amount of cash we have available for distribution to holders of our units depends primarily on our cash flow and not solely on profitability, which may prevent us from making cash distributions during periods when we record net income.

The amount of cash we have available for distribution depends primarily upon our cash flow, including cash flow from reserves and working capital or other borrowings, and not solely on profitability, which will be affected by non-cash items. As a result, we may pay cash distributions during periods when we record net losses for financial accounting purposes and may not pay cash distributions during periods when we record net income.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, and unitholders could lose all or part of their investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 13,500,000 publicly-traded common units. We do not know the extent to which investor interest will lead to the development of a trading market or how liquid that market might be. Unitholders may not be able to resell their common units at or above the initial public offering price. Additionally, the lack of liquidity may result in wide bid-ask spreads, contribute to significant fluctuations in the market price of the common units and limit the number of investors who are able to buy the common units.

The initial public offering price for our common units will be determined by negotiations between us and the representative of the underwriters and may not be indicative of the market price of the common units that will prevail in the trading market. The market price of our common units may decline below the initial public offering price. The market price of our common units may also be influenced by many factors, some of which are beyond our control, including:

•	our quarterly distributions;

•	our quarterly or annual earnings;

•	announcements by us or our competitors of significant contracts or acquisitions;

•	changes in accounting standards, policies, guidance, interpretations or principles;

•	general economic conditions;

firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed.

If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential unitholders could lose confidence in our financial reporting, which would harm our business and the trading price of our units.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes Oxley Act of 2002. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our units.

The NYSE does not require a publicly-traded partnership like us to comply with certain of its corporate governance requirements.

We have been approved to list our common units on the NYSE. Because we will be a publicly-traded partnership, the NYSE will not require that we have a majority of independent directors on our general partner’s board of directors or compensation and nominating and corporate governance committees. Accordingly, unitholders will not have the same protections afforded to certain corporations that are subject to all of the NYSE corporate governance requirements. Please read “Management—Management of SunCoke Energy Partners, L.P.”

We will incur increased costs as a result of being a publicly-traded partnership.

We have no history operating as a publicly-traded partnership. As a publicly-traded partnership, we will incur significant legal, accounting and other expenses that we did not incur prior to this offering. In addition, the Sarbanes-Oxley Act of 2002, as well as rules implemented by the SEC and the NYSE, require publicly-traded entities to adopt various corporate governance practices that will further increase our costs. Before we are able to make distributions to our unitholders, we must first pay or reserve cash for our expenses, including the costs of being a publicly-traded partnership. As a result, the amount of cash we have available for distribution to our unitholders will be affected by the costs associated with being a public company.

Prior to this offering, we have not filed reports with the SEC. Following this offering, we will become subject to the public reporting requirements of the Exchange Act. We expect these rules and regulations to increase certain of our legal and financial compliance costs and to make activities more time-consuming and costly. For example, as a result of becoming a publicly-traded partnership, we are required to have at least three independent directors, create an audit committee and adopt policies regarding internal controls and disclosure controls and procedures, including the preparation of reports on internal controls over financial reporting. In addition, we will incur additional costs associated with our SEC reporting requirements.

We also expect to incur significant expense in order to obtain director and officer liability insurance. Because of the limitations in coverage for directors, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

We estimate that we will incur approximately $2.5 million of incremental costs per year associated with being a publicly-traded partnership; however, it is possible that our actual incremental costs of being a publicly-traded partnership will be higher than we currently estimate.

Tax Risks to Common Unitholders

In addition to reading the following risk factors, please read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material federal income tax consequences of owning and disposing of common units.

Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as our not being subject to a material amount of entity-level taxation by individual states. If the IRS were to treat us as a corporation for federal income tax purposes or we were to become subject to material additional amounts of entity-level taxation for state tax purposes, then our ability to distribute cash to you could be substantially reduced.

The anticipated after-tax economic benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes.

Despite the fact that we are organized as a limited partnership under Delaware law, it is possible in certain circumstances for a partnership such as ours to be treated as a corporation for federal income tax purposes. Although we do not believe, based upon our current operations and on an opinion of counsel, that we will be so treated, the IRS could disagree with positions we take or a change in our business (or a change in current law) could cause us to be treated as a corporation for federal income tax purposes or otherwise subject us to taxation as an entity.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate, which is currently a maximum of 35%, and would likely pay state income tax at varying rates. Distributions to you would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits recognized by us would flow through to you. Because tax would be imposed upon us as a corporation, our after tax earnings and therefore our ability to distribute cash to you would be substantially reduced. Therefore, treatment of us as a corporation would result in a material reduction in the anticipated cash flow and after-tax return to the unitholders, likely causing a substantial reduction in the value of our common units.

Our partnership agreement provides that if a law is enacted or existing law is modified or interpreted in a manner that subjects us to taxation as a corporation or otherwise subjects us to entity-level taxation for federal, state or local income tax purposes, the minimum quarterly distribution amount and the target distribution amounts may be adjusted to reflect the impact of that law on us.

The tax treatment of publicly-traded partnerships or an investment in our units could be subject to potential legislative, judicial or administrative changes and differing interpretations, possibly on a retroactive basis.

The present federal income tax treatment of publicly-traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial changes or differing interpretations at any time. For example, from time to time, members of Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly-traded partnerships. One such legislative proposal would eliminate the qualifying income exemption upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any of these changes or other proposals will ultimately be enacted. Any modification to the federal income tax laws may be applied retroactively and could make it more difficult or impossible to meet the exception for certain publicly-traded partnerships to be treated as partnerships for federal income tax purposes. Any such changes could negatively impact the value of an investment in our common units.

You will be required to pay taxes on your share of our income even if you do not receive any cash distributions from us.

Because our unitholders will be treated as partners to whom we will allocate taxable income that could be different in amount than the cash we distribute, you will be required to pay federal income taxes and, in some

USE OF PROCEEDS

We expect to receive estimated net proceeds of approximately $245.7 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and offering expenses. We expect to receive estimated net proceeds of approximately $146.4 million from our offering of $150.0 million aggregate principal amount of senior notes concurrently with the closing of this offering. We intend to use approximately $36.0 million of the proceeds received to make a distribution to our sponsor which will in effect reimburse our sponsor for expenditures made by our sponsor during the two-year period prior to this offering for the expansion and improvement of Haverhill and Middletown; for federal income tax purposes, our sponsor is treated as having been the party that made such expenditures with respect to Haverhill and Middletown. We also intend to use approximately $225.0 million to repay term loan debt bearing a floating rate of interest based on LIBOR plus 3.00% per annum and maturing in June 2018 assumed from our sponsor and approximately $2.4 million to pay expenses related to our new revolving credit facility. As partial consideration for the interest in our operating subsidiaries conveyed to us by our sponsor, we will retain $128.7 million of the net proceeds of this offering and will pay from such retained proceeds, 100% (i.e., not merely our 65% proportionate share) of the following requirements of our operating subsidiaries: (a) $67.0 million for identified environmental capital expenditures, (b) approximately $12.4 million to pay sales discounts related to tax credits owed to our customers and (c) $49.3 million to replenish our working capital.

Affiliates of certain of the underwriters are lenders under our sponsor’s term loan and, accordingly, will receive a portion of the proceeds from this offering in the form of repayment of the debt assumed by us.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $37.8 million (and the total net proceeds to us from this offering would be approximately $283.6 million), in each case assuming an initial public offering price per common unit of $20.00 (based upon the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be paid as a special distribution to our sponsor. If the underwriters do not exercise their option to purchase additional common units, we will issue 2,025,000 common units to our sponsor upon the expiration of the option for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and offering expenses payable by us, to increase or decrease, respectively, by approximately $12.6 million. In addition, we may also increase or decrease the number of common units we are offering. Each increase of one million common units offered by us, together with a concomitant $1.00 increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $32.2 million. Similarly, each decrease of one million common units offered by us, together with a concomitant $1.00 decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $30.3 million.

CAPITALIZATION

The following table shows cash and cash equivalents and capitalization as of September 30, 2012:

•	on a historical basis; and

•

on an as adjusted basis after giving effect to the offering and other formation transactions described under “Summary—Formation Transactions and Partnership Structure,” including the application of the net proceeds from this offering and the concurrent senior notes offering as described under “Use of Proceeds.”

This table is derived from, should be read in conjunction with and is qualified in its entirety by reference to, our audited and unaudited historical Combined Financial Statements and unaudited pro forma Combined Financial Statements, and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2012
	Historical	Partnership as Adjusted
	(Dollars in millions)
Cash and cash equivalents	$—	$128.7
Long-term debt (1)(2)	225.0	150.0
Parent net equity	642.1
Common units—public		245.7
Common units—parent		39.6
Subordinated units—parent		281.5
General partner interest—parent		6.6

Total parent net equity / partners’ capital attributable to SunCoke Energy Partners, L.P.	642.1	573.4
Noncontrolling interest in the partners’ capital of SunCoke Energy Partners, L.P.		195.8

Total parent net equity / partners’ capital	642.1	769.2

Total capitalization	$867.1	$1,047.9

(1)	In connection with the completion of this offering, we will enter into the new revolving credit facility, under which we may borrow up to $100.0 million. We do not expect to have any borrowings outstanding under the new revolving credit facility at the completion of this offering. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—New Revolving Credit Facility.”
(2)	In connection with the completion of this offering, we will issue approximately $150.0 million aggregate principal amount of senior notes. Please read “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Notes.”

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of September 30, 2012, our net tangible book value was $573.4 million, or $17.88 per unit. Purchasers of common units in this offering will experience immediate and substantial dilution in net tangible book value per unit for financial accounting purposes, as illustrated in the following table:

Assumed initial public offering price per common unit		$20.00
Pro forma net tangible book value per unit before the offering(1)	$34.59
Decrease in pro forma net tangible book value per unit attributable to the offering	$16.71
Less: Pro forma net tangible book value per unit after the offering(2)		$17.88
Immediate dilution in pro forma net tangible book value per unit attributable to new investors(3)(4)		$2.12

(1)	Determined by dividing the number of units (2,209,697 common units, 15,709,697 subordinated units and 641,212 notional units representing the 2.0% general partner interest) to be issued to our sponsor and its affiliates for its contribution of assets and liabilities to us into the pro forma net tangible book value of the contributed assets and liabilities. The number of units notionally represented by the 2.0% general partner interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common units and subordinated units outstanding divided by 98.0%) by the 2.0% general partner interest.
(2)	Determined by dividing the total number of units to be outstanding after the offering (2,209,697 common units, 15,709,697 subordinated units and 641,212 notional units representing the 2.0% general partner interest) into our pro forma net tangible book value, after giving effect to the application of the net proceeds from this offering. The number of units notionally represented by the 2.0% general partner interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common units and subordinated units outstanding divided by 98.0%) by the 2.0% general partner interest.
(3)	If the initial public offering price were to increase or decrease by $1.00 per common unit and the number of units to be offered remains the same, then dilution in net tangible book value per common unit would equal $18.28 and $17.49, respectively.
(4)	Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters’ option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by our general partner and its affiliates and by the purchasers of common units in this offering upon completion of the transactions contemplated by this prospectus:

	Units Acquired		Total Consideration
	Number	Percent	Amount	Percent
			(Dollars in millions)
General partner and its affiliates (1)(2)(3)	18,560,606	57.9%	$327.7	57.2%
New investors	13,500,000	42.1%	$245.7	42.8%

Total	32,060,606	100.0%	$573.4	100.0%

(1)

The units acquired by our general partner and its affiliates consist of 2,209,697 common units, 15,709,697 subordinated units, and 641,212 notional units representing the 2.0% general partner interest. The number of units notionally represented by the 2.0% general partner interest is determined by multiplying the total number of units deemed to be outstanding (i.e., the total number of common units and subordinated units outstanding divided by 98.0%) by the 2.0% general partner interest.
(2)	Assumes the underwriters’ option to purchase additional common units is not exercised.
(3)	The assets contributed by the general partner and its affiliates were recorded at historical cost in accordance with GAAP. Book value consideration provided by the general partner and its affiliates, as of September 30, 2012, after giving effect to the application of net proceeds from this offering, is as follows:

(Dollars in millions)
Book value of net assets contributed	$363.7
Less: Reimbursement and distribution to Sun Coal & Coke LLC from net proceeds from this offering	$36.0

Total consideration	$327.7

CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read “Forward-Looking Statements” and “Risk Factors” for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical and pro forma results of operations, you should refer to our historical and pro forma Combined Financial Statements and the notes to those financial statements included elsewhere in this prospectus.

General

Rationale for Our Cash Distribution Policy

It is our intent to distribute at least the minimum quarterly distribution of $0.4125 per unit ($1.65 per unit on an annualized basis) on all of our units to the extent we generate sufficient earnings. Furthermore, we expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our earnings resulting from such growth. Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining a substantial amount of the cash derived from our earnings. However, since it will be our policy to set our distributions based on the level of success of our operations, the actual amount of cash we distribute on our common and subordinated units will depend principally on the amount of earnings we can generate from our operations. In addition, as we discuss below, our ability to pay distributions is subject to various restrictions, as well as other factors.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will distribute quarterly cash distributions to our unitholders. We do not have a legal or contractual obligation to pay quarterly distributions at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time. The reasons for such uncertainties in our stated cash distribution policy include the following factors:

•

Our cash distribution policy will be subject to restrictions on distributions under the senior notes we expect to issue concurrently with this offering and new revolving credit facility that we expect to enter into in connection with this offering, which will contain financial tests and covenants that we must satisfy. These financial tests and covenants are described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.” Should we be unable to satisfy these restrictions or if we are otherwise in default under the indenture governing the senior notes or under our new revolving credit facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

•

Our general partner will have the authority to establish cash reserves for the prudent conduct of our business, including for future cash distributions to our unitholders, and the establishment of or increase in those reserves could result in a reduction in cash distributions from levels we currently anticipate pursuant to our stated cash distribution policy. Our partnership agreement does not set a limit on the amount of cash reserves that our general partner may establish. Any decision to establish cash reserves made by our general partner in good faith will be binding on our unitholders.

•

Prior to making any distribution on the common units, we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses may include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. The reimbursement of expenses and payment of fees, if any, to our general partner and its affiliates will reduce our ability to pay distributions to our unitholders.

•

Even if our cash distribution policy is not modified or revoked, the amount of distributions we pay under our cash distribution policy and the decision to make any distribution is determined by our general partner.

•	Under Section 17-607 of the Delaware Act, we may not make a distribution if the distribution would cause our liabilities to exceed the fair value of our assets.

•

We may lack sufficient cash to pay distributions to our unitholders due to cash flow shortfalls attributable to a number of operational, commercial or other factors as well as increases in our operating or general and administrative expenses, principal and interest payments on our outstanding debt, tax expenses, working capital requirements and anticipated cash needs.

•

If we make distributions out of capital surplus, as opposed to operating surplus, any such distributions would constitute a return of capital and would result in a reduction in the minimum quarterly distribution and the target distribution levels. Please read “How We Make Distributions To Our Partners—Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels.” We do not anticipate that we will make any distributions from capital surplus.

•

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute cash to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of future indebtedness, applicable state limited liability company laws and other laws and regulations.

Our Ability to Grow may be Dependent on Our Ability to Access External Expansion Capital

We expect to generally distribute a significant percentage of our cash from operations to our unitholders on a quarterly basis, after the establishment of cash reserves and payment of our expenses. Therefore, our growth may not be as fast as businesses that reinvest most or all of their cash to expand ongoing operations. Moreover, our future growth may be slower than our historical growth. We expect that we will rely primarily upon external financing sources, including bank borrowings and issuances of debt and equity interests, to fund our expansion capital expenditures. To the extent we are unable to finance growth externally, our cash distribution policy will significantly impair our ability to grow.

Our Minimum Quarterly Distribution

Pursuant to our distribution policy, we intend upon completion of this offering to declare a minimum quarterly distribution of $0.4125 per unit for each complete quarter, or $1.65 per unit on an annualized basis. Quarterly distributions, if any, will be made on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. The payment of the full minimum quarterly distribution on all of the common units and subordinated units and the 2.0% general partner interest to be outstanding after completion of this offering would require us to have earnings providing amounts available for distribution of approximately $13.2 million per quarter, or $52.9 million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under “—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy.”

The table below sets forth the amount of common units, subordinated units and general partner interest that will be outstanding immediately after the closing of this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the earnings needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

		Distributions (1)
	Number of Units	One Quarter	Annualized
		(Dollars in millions)
Publicly held common units	13,500,000	$5.6	$22.3
Common units held by SunCoke Energy, Inc.	2,209,697	0.9	3.6
Subordinated units held by SunCoke Energy, Inc.	15,709,697	6.5	25.9
General partner interest held by SunCoke Energy Partners GP LLC	641,212	0.3	1.1

Total	32,060,606	$13.2	$52.9

(1)	The sums of the distribution amounts do not equal the total distribution amounts due to rounding.

If the underwriters do not exercise their option to purchase additional common units, we will issue common units to our sponsor at the expiration of the option period. If and to the extent the underwriters exercise their option to purchase additional common units, the number of common units purchased by the underwriters pursuant to such exercise will be issued to the underwriters and the remainder, if any, will be issued to our sponsor. Any such units issued to our sponsor will be issued for no additional consideration. Accordingly, the exercise of the underwriters’ option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read “Underwriting.”

Initially, our general partner will be entitled to 2.0% of all distributions that we make prior to our liquidation. In the future, our general partner’s initial 2.0% interest in these distributions may be reduced if we issue additional units and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest. Our general partner will also be the initial holder of the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 48.0%, of the cash we distribute in excess of $0.4744 per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date. We will adjust the quarterly distribution for the period after the closing of this offering through March 31, 2013 based on the actual length of the period.

Subordinated Units

Our sponsor will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that in any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such payments in the future except during the subordination period. To the extent we have earnings in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess

SunCoke Energy Partners, L.P.

Estimated Net Income and Adjusted Current Earnings

	Three Months Ending				Twelve Months Ending December 31, 2013
	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
	(Dollars in millions, except per unit data)
Coke sales volume (thousands of tons)	420	435	450	435	1,740
Revenues
Sales and other operating revenue	$159.9	$165.0	$168.1	$164.3	$657.3
Cost of products sold and operating expenses	122.4	127.8	127.6	125.3	503.1
Selling, general and administrative expenses(1)	4.9	4.9	4.9	4.9	19.6
Depreciation expense	7.6	7.8	7.9	8.0	31.3
Interest expense(2)	3.3	3.3	3.2	3.2	13.0
Income tax expense	—	—	—	—	—
Net income attributable to the controlling and the noncontrolling interests	$21.7	$21.2	$24.5	$22.9	$90.3
Plus:
Depreciation expense	7.6	7.8	7.9	8.0	31.3
Interest expense(2)	3.3	3.3	3.2	3.2	13.0
Income tax expense	—	—	—	—	—
Cash Retained from Offering for environmental remediation and accrued sales discounts(3)	2.6	3.9	8.8	21.5	36.8
Less:
Ongoing capital expenditures(4)	3.5	3.5	3.5	3.5	14.0
Expansion capital expenditures	—	—	—	—	—
Accrual for replacement capital expenditure(5)	0.9	0.9	0.9	1.0	3.7
Cash interest expense	3.1	3.0	3.0	3.0	12.1
Cash outlays for environmental remediation and accrued sales discounts(3)	2.6	3.9	8.8	21.5	36.8
Distribution to non-controlling interest(6)	10.6	10.5	11.7	11.2	44.0
Estimated Adjusted Current Earnings(7)	$14.5	$14.4	$16.5	$15.4	$60.8

Minimum quarterly and annual distribution(8)
Minimum quarterly and annual distribution per unit (based on minimum quarterly distribution rate of $0.4125 per unit)	$0.4125	$0.4125	$0.4125	$0.4125	$1.65
Distributions to public common unitholders	5.6	5.6	5.6	5.6	22.3
Distributions to SunCoke Energy, Inc. – common units	0.9	0.9	0.9	0.9	3.6
Distributions to SunCoke Energy, Inc. – subordinated units	6.5	6.5	6.5	6.5	25.9
Distributions to SunCoke Energy Partners GP LLC – general partner interest	0.3	0.3	0.3	0.3	1.1
Total distributions	$13.2	$13.2	$13.2	$13.2	$52.9
Excess of adjusted current earnings over aggregate annualized minimum quarterly cash distribution	1.3	1.2	3.3	2.2	7.9

(1)	Includes $2.5 million of incremental selling, general and administrative expenses that we expect to incur as a result of operating as a publicly-traded partnership and $2.4 million of allocated corporate expenses pursuant to the omnibus agreement due to the increased level of effort from corporate departments to support the partnership.

(2)	Reflects:
(i)	fees of $0.5 million related to the new $100.0 million revolving credit facility;
(ii)	interest expense related to the issuance of $150.0 million aggregate principal amount of senior notes;
(iii)	amortization of $0.5 million associated with the capitalized arrangement fee recognized over the associated term of the new revolving credit facility; and
(iv)	the amortization of $0.4 million associated with the debt financing fee amortized over the life of the senior notes.
(3)	Reflects the portion of the $67.0 million retained from the net proceeds of this offering for identified environmental capital expenditures that we expect to expend during the forecast period, and the $12.4 million retained from the net proceeds of this offering to pay sales discounts related to tax credits owed to our customers.
(4)	Ongoing capital expenditures were determined by our general partner. Ongoing capital expenditures are those capital expenditures made to maintain the existing operating capacity of our assets and/or to extend their useful lives. Ongoing capital expenditures also include new equipment that improves the efficiency, reliability or effectiveness of existing assets. Ongoing capital expenditures do not include normal repairs and maintenance, which are expensed as incurred, or significant replacement capital expenditures. Please read “—Estimated Net Income and Adjusted Current Earnings for the Twelve Months Ending December 31, 2013—Capital Expenditures.”
(5)	Reflects an annual accrual necessary to fund our share of the estimated cost to replace or rebuild our facilities at the end of their working lives. Please read “—Estimated Net Income and Adjusted Current Earnings for the Twelve Months Ending December 31, 2013—Capital Expenditures.”
(6)	Distributions to noncontrolling interest represents distributions made from Haverhill Coke Company LLC and Middletown Coke Company, LLC to a subsidiary of our sponsor. Distributions by Haverhill and Middletown will be made 65% to us and 35% to a subsidiary of our sponsor. Distributions to noncontrolling interest is determined prior to deductions incurred by us but not incurred by Haverhill or Middletown. The deductions in the table above that are incurred by us and not incurred by Haverhill and Middletown are as follows:
•	accrual for replacement capital,
•	cash interest expense, and
•	incremental selling, general and administrative expense

Since we have deductions which Haverhill and Middletown do not have, Haverhill and Middletown may be able to make distributions to us and to the subsidiary of our sponsor when we are unable to make distributors to our equityholders.

The amount of “distribution to non-controlling interest” for each period in the table above can be determined by adding back to “adjusted current earnings” for each period the following amounts shown for each period and then multiplying the sum by 35%:

•	distribution to non-controlling interest,
•	cash interest,
•	incremental selling, general and administrative expense, and
•	accrual for replacement capital expenditures

As stated above, 35% is the share of distributions from Haverhill and Middletown going to the subsidiary of our sponsor. Our share is 65%.

(7)	We believe that our estimated adjusted current earnings is substantially equivalent to pro forma operating surplus generated during the same period. For more information, please see “How We Make Distributions to Our Partners—Operating Surplus and Capital Surplus.”
(8)	The sums of the distribution amounts do not equal the total distribution amounts due to rounding.

pricing (Middletown only operated for two months during 2011). The Middletown coke sales agreement includes a higher fixed fee component than the average of those fees in the Haverhill coke sales agreements. On an overall basis, the higher average fixed fee per ton across our coke sales, all else equal, increases our revenues per ton and decreases our cost of sales as a percentage of revenue.

Selling, General and Administrative Expenses (“SG&A”). SG&A is projected to be approximately $19.6 million (including $2.5 million of incremental SG&A that we expect to incur as a publicly-traded partnership and $2.4 million of allocated corporate expenses due to the increased level of effort from corporate departments to support the partnership) for the twelve months ending December 31, 2013, as compared to $24.6 million for the twelve months ended September 30, 2012 on a pro forma basis and $25.7 million for the twelve months ended December 31, 2011 on a pro forma basis. SG&A in the prior periods is not comparable as it includes start-up costs at Middletown, legal expenses and additional allocated corporate overhead that we do not expect to incur in the future. We incurred start-up costs at Middletown of approximately $1.7 million and $6.1 million in the twelve months ended September 30, 2012 and December 31, 2011, respectively. We also incurred $2.7 million and $2.8 million of non-recurring legal expenses related to the permitting of Middletown and the resolution of Notices of Violation at Haverhill for the twelve months ended September 30, 2012 and December 31, 2011, respectively. Lastly, after the completion of the offering, indirect corporate overhead attributable to the operations of the Partnership will be allocated pursuant to the omnibus agreement. We estimate that such allocation will result in a reduction of allocated corporate overhead costs as compared to the allocations in our historical financial statements. These decreases will be partially offset primarily by the $2.5 million of incremental SG&A that we expect to incur as a publicly-traded partnership.

Depreciation Expense. Depreciation expense is projected to be approximately $31.3 million for the twelve months ending December 31, 2013, as compared to $30.3 million for the twelve months ended September 30, 2012 and $18.6 million for the twelve months ended December 31, 2011 on a pro forma basis. Depreciation expense is projected to increase due to a full year of depreciation related to our Middletown facility and the depreciation of ongoing capital expenditures placed in service after September 30, 2012.

Interest Expense. Interest expense for the twelve months ending December 31, 2013 is expected to be unchanged versus the twelve months ended September 30, 2012 and December 31, 2011, respectively, on a pro forma basis at approximately $13.0 million.

Cash Interest. Cash interest for the twelve months ending December 31, 2013 is expected to be unchanged versus the twelve months ended September 30, 2012 and December 31, 2011, respectively, on a pro forma basis at approximately $12.1 million.

Income Tax Expense. We expect to incur no income tax expense for the twelve months ending December 31, 2013. We expect our energy producing subsidiaries to be disregarded entities for federal income tax purposes in the forecast period. Because the income earned by our process steam and power generation subsidiaries may not be qualifying income for U.S. federal income tax purposes, if the income generated by these subsidiaries increases as a percentage of our total gross income, we may choose to have one or both of these subsidiaries treated as a corporation for U.S. federal income tax purposes. For a discussion of qualifying income, please read “Material U.S. Federal Income Tax Consequences—Taxation of the Partnership—Partnership Status.”

Ongoing Capital Expenditures. Ongoing capital expenditures are expected to be approximately $14.0 million for the twelve months ending December 31, 2013, as compared to $10.8 million and $6.3 million for the twelve months ended September 30, 2012 and December 31, 2011, respectively, on a pro forma basis. Ongoing capital expenditures are expected to increase due to the startup of our Middletown facility, which will require ongoing capital expenditures as an operating facility. Additionally, ongoing capital expenditures at Haverhill are expected to be higher versus the prior periods due to timing of ongoing capital projects.

Increased Working Capital and Other. We do not expect to require additional working capital for the twelve months ending December 31, 2013. During the twelve months ended September 30, 2012, we incurred $44.0 million in additional working capital, primarily due to receipt of a customer payment one day subsequent to period end as the month of September ended on a Sunday as well as the completion of coal inventory stocking at Middletown. During the twelve months ended December 31, 2011, we incurred $28.7 million in additional working capital, primarily due to the initial build of coal inventory for the startup of Middletown. We do not

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

General

Intent to Distribute the Minimum Quarterly Distribution

Beginning with the quarter ending March 31, 2013, on or about the last day of each of February, May, August and November, we intend to distribute to the holders of record of common and subordinated units on or about the 15th day of each such month at least the minimum quarterly distribution of $0.4125 per unit, or $1.65 on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will adjust the minimum quarterly distribution for the period after the closing of the offering through March 31, 2013.

Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, it does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will be entitled to 2.0% of all quarterly distributions since our inception that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute up to a proportionate amount of capital to us to maintain its current general partner interest. The general partner’s initial 2.0% interest in these distributions will be reduced if we issue additional units in the future and our general partner does not contribute a proportionate amount of capital to us to maintain its 2.0% general partner interest.

Our general partner also currently holds incentive distribution rights that entitle it to receive increasing percentages, up to a maximum of 48.0%, of the cash we distribute from operating surplus (as defined below) in excess of $0.4744 per unit per quarter. The maximum distribution of 48.0% does not include any distributions that our general partner may receive on common units or subordinated units that it owns or on its general partner interest.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from “operating surplus” or “capital surplus.” Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.

In determining operating surplus and capital surplus, we will only take into account our proportionate share of our consolidated subsidiaries, provided they are not wholly owned, and our proportionate share of entities accounted for under the equity method.

Operating Surplus

We define operating surplus as:

•	$26.5 million (as described below); plus

•

all of our cash receipts after the closing of this offering, including amounts received by us from our sponsor under the omnibus agreement to the extent such amounts offset operating expenditures or lost revenue, and excluding cash from interim capital transactions (as defined below); plus

•	working capital borrowings made after the end of a period but on or before the date of determination of operating surplus for the period; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued on the closing date of this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; plus

•

cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights) to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the capital asset is placed in service and the date that it is abandoned or disposed of; plus

•	any portion of the proceeds of this offering retained to offset discounts related to tax credits equal to the aggregate amount of such discounts provided to customers during such periods; less

•	all of our operating expenditures (as defined below) after the closing of this offering; less

•	the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on disposition of an investment capital expenditure.

Cash receipts equal to our proportionate share of any accounts receivable existing on the closing date of this offering that are retained by the sponsor will be included in operating surplus when collected.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by our operations. For example, it includes a basket of $26.5 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures, as described below, and thus reduce operating surplus when made. However, if a working capital borrowing is not repaid during the twelve-month period following the borrowing, it will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowing is in fact repaid, it will be excluded from operating expenditures because operating surplus will have been previously reduced by the deemed repayment.

We define operating expenditures in our partnership agreement, which generally means all of our cash expenditures, including, but not limited to, taxes, reimbursement of expenses to our general partner or its this offering through the end of the quarter immediately preceding that distribution. Our partnership agreement requires that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus. As described above, operating surplus includes up to $26.5 million, which does not reflect actual cash on hand that is available for distribution to our unitholders. Rather, it is a provision that will enable us, if we choose, to distribute as operating surplus up to this amount that would otherwise be distributed as capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

We distinguish between ongoing capital expenditures and estimated replacement capital expenditures. Ongoing capital expenditures are capital expenditures made to maintain the existing operating capacity of our assets and/or to extend their useful lives. Ongoing capital expenditures also include new equipment that improves the efficiency, reliability or effectiveness of existing assets. Ongoing capital expenditures do not include normal repairs and maintenance, which are expensed as incurred, or significant replacement capital expenditures, as described in detail in the next paragraph. Examples of ongoing capital expenditures include expenditures associated with the replacement of coke ovens and other equipment and maintaining the integrity and safety of our coke ovens to comply with environmental regulations. Given the nature of our business, we expect that our ongoing capital expenditures will be reasonably predictable, and we do not expect the amount of our actual ongoing capital expenditures to differ substantially from period to period.

Estimated replacement capital expenditures represent an annual accrual necessary to fund our share of the estimated cost to replace or rebuild our facilities at the end of their working lives. Actual replacement capital expenditures may also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or a portion of the construction of a major capital asset during a construction period. Because our replacement capital expenditures will be irregular, the amount of our actual replacement capital expenditures will likely differ substantially from period to period, which would cause fluctuations in operating surplus if we subtracted actual replacement capital expenditures from operating surplus. Accordingly, to eliminate the effect on operating surplus of these fluctuations, our partnership agreement will require that an amount equal to the average quarterly estimated replacement capital expenditures that we will incur over the long term to replace our major capital assets at the end of their working lives be subtracted from operating surplus each quarter, as opposed to any amount actually spent.

Our partnership agreement requires that, on a quarterly basis, we subtract from operating surplus (i) our actual ongoing capital expenditures, and (ii) a pro rata portion of the current estimate of the cost which would be required to replace our major capital assets at the end of their working lives. The portion of estimated replacement capital expenditures being deducted from operating surplus will be subject to review and prospective change by our general partner at least once a year, provided that any change is approved by our conflicts committee. The estimate will be made at least annually and whenever an event occurs that is likely to result in a material adjustment to the amount of our replacement capital expenditures, such as a major acquisition. Our partnership agreement does not cap the amount of replacement capital expenditures that our general partner may estimate. For purposes of calculating operating surplus, any adjustment to this estimate will be prospective only.

The use of estimated replacement capital expenditures in calculating operating surplus will have the following effects:

•

the amount of actual replacement capital expenditures in any quarter will not directly reduce operating surplus but will instead be factored into the estimate of the average replacement capital expenditures. This may result in the subordinated units converting into common units when the use of actual replacement capital expenditures would result in lower operating surplus during the subordination period and potentially result in the tests for conversion of the subordinated units not being satisfied;

•	it may increase our ability to distribute as operating surplus cash we receive from non-operating sources; and

•	it may be more difficult for us to raise our distribution above the minimum quarterly distribution and pay incentive distributions on the incentive distribution rights held by our general partner.

Expansion capital expenditures are those capital expenditures that we expect will increase our operating capacity over the long term. Examples of expansion capital expenditures include the acquisition and/or construction of complementary assets to grow our business and to expand existing facilities, such as projects that increase coke production from existing facilities, to the extent such capital expenditures are expected to expand our long-term operating capacity. Expansion capital expenditures will also include interest (and related fees) on debt incurred and distributions on equity issued (including incremental distributions on incentive distribution rights) to finance all or any portion of the construction of such capital improvement in respect of the period that commences when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital improvement commences commercial service and the date that it is disposed of or abandoned. Capital expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures that are not ongoing capital expenditures, replacement capital expenditures or expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of a capital asset for investment purposes or development of assets that are in excess of the maintenance of our existing operating capacity, but which are not expected to expand, for more than the short term, our operating capacity.

As described below, neither investment capital expenditures nor expansion capital expenditures are included in operating expenditures, and thus will not reduce operating surplus. Because expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of the construction of a capital asset in respect of a period that begins when we enter into a binding obligation to commence construction of a capital improvement and ending on the earlier to occur of the date any such capital asset commences commercial service and the date that it is abandoned or disposed of, such interest payments also do not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Capital expenditures that are made in part for ongoing capital purposes, replacement capital purposes, investment capital purposes and/or expansion capital purposes will be allocated as ongoing capital expenditures, replacement capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (which we describe below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.4125 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed “subordinated” because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Our sponsor will initially own all of our subordinated units. Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending December 31, 2015, if each of the following has occurred:

•

distributions from operating surplus on each of the outstanding common units and subordinated units and the related distribution on the general partner interest equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units and the related distribution on the general partner interest during those periods on a fully diluted weighted average basis; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending December 31, 2013, if each of the following has occurred:

•

distributions from operating surplus exceeded $2.48 (150.0% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units and the related distribution on the general partner interest, plus the related distributions on the incentive distribution rights for a four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $2.48 (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units and the related distributions on the general partner interest during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner;

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end; and

•	our general partner will have the right to convert its general partner interest and its incentive distribution rights into common units or to receive cash in exchange for those interests.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will then participate pro-rata with the other common units in distributions.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will be entitled to 2.0% of all distributions that we make prior to our liquidation. Our general partner has the right, but not the obligation, to contribute up to a proportionate amount of capital to us in order to maintain its 2.0% general partner interest if we issue additional units. Our general partner’s 2.0% interest, and the percentage of our cash distributions to which it is entitled from such 2.0% interest, will be proportionately reduced if we issue additional units in the future (other than the issuance of common units upon exercise by the underwriters of their option to purchase additional common units or upon the expiration of such option, the issuance of common units upon conversion of outstanding subordinated units or the issuance of common units upon a reset of the incentive distribution rights) and our general partner does not contribute a proportionate amount of capital to us in order to maintain its 2.0% general partner interest. Our partnership agreement does not require that our general partner fund its capital contribution with cash. It may instead fund its capital contribution by the contribution to us of common units or other property.

Incentive distribution rights represent the right to receive increasing percentages (13.0%, 23.0% and 48.0%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in our partnership agreement.

The following discussion assumes that our general partner maintains its 2.0% general partner interest and that our general partner continues to own the incentive distribution rights.

If for any quarter:

•	we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	we have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the general partner in the following manner:

•	first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives a total of $0.4744 per unit for that quarter (the “first target distribution”);

•	second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives a total of $0.5156 per unit for that quarter (the “second target distribution”);

•	third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives a total of $0.6188 per unit for that quarter (the “third target distribution”); and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Percentage Allocations of Distributions from Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under the column heading “Marginal Percentage Interest in Distributions” are the percentage interests of our general partner and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution per Unit Target Amount.” The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner include its 2.0% general partner interest and assume that our general partner has contributed any additional capital necessary to maintain its 2.0% general partner interest, our general partner has not transferred its incentive distribution rights and there are no arrearages on common units.

	Total Quarterly Distribution per Unit Target Amount				Marginal Percentage Interest in Distributions
					Unitholders	General Partner
Minimum Quarterly Distribution	$ 0.412500				98.0%	2.0%
First Target Distribution	above $	0.412500	up to $	0.474375	98.0%	2.0%
Second Target Distribution	above $	0.474375	up to $	0.515625	85.0%	15.0%
Third Target Distribution	above $	0.515625	up to $	0.618750	75.0%	25.0%
Thereafter	above $ 0.618750				50.0%	50.0%

General Partner’s Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of our incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. Our general partner’s right to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions are payable to our general partner are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for the prior four consecutive fiscal quarters and the amount of each such distribution did not exceed adjusted operating surplus for such quarter, respectively. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and target distribution levels prior to the reset such that our general partner will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the “cash parity” value of the cash distributions related to the incentive distribution rights received by our general partner for the two quarters prior to the reset event as compared to the cash distribution per common unit during such two-quarter period. Our general partner’s general partner interest in us (currently 2.0%) will be maintained at the percentage immediately prior to the reset election.

The number of common units that our general partner would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the amount of cash distributions received by our general partner in respect of its incentive distribution rights for the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the amount of cash distributed per common unit during each of these two quarters.

Following a reset election, a baseline minimum quarterly distribution amount will be calculated as an amount equal to the cash distribution amount per unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the “reset minimum quarterly distribution”) and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

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first, 98.0% to all unitholders, pro rata, and 2.0% to our general partner, until each unitholder receives an amount per unit equal to 115.0% of the reset minimum quarterly distribution for that quarter;

•

second, 85.0% to all unitholders, pro rata, and 15.0% to our general partner, until each unitholder receives an amount per unit equal to 125.0% of the reset minimum quarterly distribution for the quarter;

•

third, 75.0% to all unitholders, pro rata, and 25.0% to our general partner, until each unitholder receives an amount per unit equal to 150.0% of the reset minimum quarterly distribution for the quarter; and

•	thereafter, 50.0% to all unitholders, pro rata, and 50.0% to our general partner.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions of available cash from operating surplus between the unitholders and our general partner at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly distribution amount per common unit during the two fiscal quarter immediately preceding the reset election was $0.65.

					Marginal Percentage Interest in Distributions
	Quarterly Distribution per Unit Prior to Reset				Unitholders	General Partner	Quarterly Distribution Per Unit Following Hypothetical Reset
Minimum Quarterly Distribution		$ 0.412500			98.0%	2.0%	$ 0.650000
First Target Distribution	above $	0.412500	up to $	0.474375	98.0%	2.0%	above $	0.650000	up to $	0.747500
Second Target Distribution	above $	0.474375	up to $	0.515625	85.0%	15.0%	above $	0.747500	up to $	0.812500
Third Target Distribution	above $	0.515625	up to $	0.618750	75.0%	25.0%	above $	0.812500	up to $	0.975000
Thereafter		above $ 0.618750			50.0%	50.0%	above $ 0.975000

(1)	This amount is 115.0% of the hypothetical reset minimum quarterly distribution.
(2)	This amount is 125.0% of the hypothetical reset minimum quarterly distribution.
(3)	This amount is 150.0% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our general partner, including in respect of its incentive distribution rights, or IDRs, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 31,419,394 common units outstanding, our general partner’s 2.0% interest has been maintained and the average distribution to each common unit would be $0.65 per quarter for the two consecutive non-overlapping quarters prior to the reset.

	Prior to Reset (1)
			General Partner Cash Distributions
	Quarterly Distribution per Unit	Common Unitholders Cash Distribution	Common Units	2.0% General Partner Interest	IDRs	Total	Total Distribution
Minimum Quarterly Distribution	$0.412500	$12,960,500	$—	$264,500	$—	$264,500	$13,225,000
First Target Distribution	above $0.412500 up to $0.474375	1,944,075	—	39,675	—	39,675	1,983,750
Second Target Distribution	above $0.474375 up to $0.515625	1,296,050	—	30,495	198,219	228,715	1,524,765
Third Target Distribution	above $0.515625 up to $0.618750	3,240,125	—	86,403	993,638	1,080,042	4,320,167
Thereafter	above $0.618750	981,856	—	39,274	942,582	981,856	1,963,712

		$20,422,606	$—	$460,348	$2,134,440	$2,594,787	$23,017,393

(1)	The sums of some columns and rows may not add up due to rounding.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and our general partner, including in respect of its incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that as a result of the reset there would be 34,703,147 common units outstanding, our general partner has maintained its 2.0% general partner interest and that the average distribution to each common unit would be $0.65. The number of common units to be issued to our general partner upon the reset was calculated by dividing (1) the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $2,134,440, by (2) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $0.65.

After Reset (1)
General Partner Cash Distributions
	Quarterly Distribution per Unit	Common Unitholders Cash Distribution	Common Units	2.0% General Partner Interest	IDRs	Total	Total Distribution
Minimum Quarterly Distribution	$0.650000	$20,422,606	$2,134,440	$460,348	$—	$2,594,787	$23,017,393
First Target Distribution	above $0.650000 up to $0.747500	—	—	—	—	—	—
Second Target Distribution	above $0.747500 up to $0.812500	—	—	—	—	—	—
Third Target Distribution	above $0.812500 up to $0.975000	—	—	—	—	—	—
Thereafter	above $0.975000	—	—	—	—	—	—

		$20,422,606	$2,134,440	$460,348	$0	$2,594,787	$23,017,393

(1)	The sums of some columns and rows may not add up due to rounding.

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the prior four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

The information below should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions,” our audited historical Combined Financial Statements and related notes and our unaudited pro forma Combined Financial Statements and related notes included elsewhere in this prospectus.

	Historical					Pro Forma
	Years Ended December 31,			Nine Months Ended September 30,		Year Ended December 31, 2011	Nine Months Ended September 30, 2012
	2011	2010	2009	2012	2011
	(Dollars in millions, except per unit data)
Income Statement Data:
Revenues
Sales and other operating revenue	$449.8	$360.7	$308.7	$554.0	$309.7	$449.8	$554.0

Costs and operating expenses
Cost of products sold and operating expenses	367.2	308.9	317.5	446.4	249.7	367.2	446.4
Selling, general and administrative expenses	25.7	11.7	8.4	16.5	17.6	25.7	16.5
Depreciation expense	18.6	17.2	13.7	24.4	12.7	18.6	24.4

Total costs and operating expenses	411.5	337.8	339.6	487.3	280.0	411.5	487.3

Operating income (loss)	38.3	22.9	(30.9)	66.7	29.7	38.3	66.7

Interest expense	4.7	—	—	7.8	2.1	13.0	9.7

Income (loss) before income tax expense (benefit)	33.6	22.9	(30.9)	58.9	27.6	25.3	57.0
Income tax expense (benefit)	2.8	(1.1)	(24.4)	17.4	4.1	—	—

Net income (loss)	$30.8	$24.0	$(6.5)	$41.5	$23.5	25.3	57.0

Less: Net income attributable to noncontrolling interests						13.4	23.3

Net income attributable to SunCoke Energy Partners, L.P.						$11.9	$33.7

General partner’s interest in net income						$0.2	$0.7
Common unitholders’ interest in net income						$11.7	$33.0

	Historical					Pro Forma
	Years Ended December 31,			Nine Months Ended September 30,		Year Ended December 31, 2011	Nine Months Ended September 30, 2012
	2011	2010	2009	2012	2011
	(Dollars in millions, except per unit data)
Subordinated unitholders’ interest in net income						$—	$—
Pro forma net income (loss) per common unit						$0.74	$2.10
Pro forma net income (loss) per subordinated unit						$—	$—

Cash Flow Data:
Net cash provided by (used in) operating activities	$23.5	$77.7	$(34.9)	$30.7	$3.0
Net cash used in investing activities	$(175.7)	$(180.9)	$(46.9)	$(8.1)	$(149.0)
Net cash provided by (used in) financing activities	$152.2	$103.2	$81.8	$(22.6)	$146.0

Capital expenditures:
Ongoing capital	6.3	12.9	6.1	8.1	3.6
Expansion capital	169.4	169.7	40.8	—	145.4

Total	$175.7	$182.6	$46.9	$8.1	$149.0

Balance Sheet Data (at period end):
Properties, plants and equipment, net	$783.8	$626.2	$460.7	$768.0	$762.7		$768.0
Total assets	$928.7	$728.4	$567.2	$922.1	$891.9		$974.2
Total liabilities	$305.5	$63.2	$29.2	$280.0	$282.2		$205.0
Total parent net equity/ partners’ capital attributable to SunCoke Energy Partners, L.P.	$623.2	$665.2	$538.0	$642.1	$609.7		$573.4

Coke Operating Data:
Capacity utilization (%)(1)	102	100	84	107	101
Coke production volume (thousands of tons)(2)	1,192	1,103	928	1,323	834
Coke sales volumes (thousands of tons)(3)	1,203	1,130	894	1,318	843	1,203	1,318

Other Financial Data:
Adjusted EBITDA(4)	$61.9	$44.8	$(10.1)	$93.8	$46.1	$40.2	$61.0
Adjusted EBITDA/ton(5)	$51.45	$39.65	$(11.30)	$71.17	$54.69	$51.41	$71.20

(1)	Periods prior to 2012 exclude capacity utilization for Middletown, which commenced operations in October 2011.
(2)	Includes Middletown production volumes of approximately 449,000 and approximately 68,000 tons for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively.
(3)	Includes Middletown sales volumes of approximately 446,000 and approximately 68,000 tons for the nine months ended September 30, 2012 and the year ended December 31, 2011, respectively.
(4)

EBITDA represents earnings before interest, taxes, depreciation and amortization. Our EBITDA for all periods presented reflects sales discounts included as a reduction in sales and other operating revenue in our Combined Statements of Operations. These sales discounts represent the sharing with our customers of a portion of nonconventional fuel tax credits, which reduce our income tax expense. However, we believe that our Adjusted EBITDA would be inappropriately penalized if these discounts were treated as a reduction of EBITDA since they represent sharing of a tax benefit which is not included in EBITDA. Accordingly, in

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Fixed Fee Component. Our coke prices also include a per ton fixed fee component for each ton of coke sold to the customer in order to provide a return on capital, which was determined at the inception of the coke sales agreement and is effective for the term of each sales agreement.

•

Tax Component. Our coke sales agreements also contain provisions that generally permit the pass-through of all applicable taxes (other than income taxes) related to the production of coke at our facilities.

•

Coke Transportation Cost Component. Where we deliver coke to our customers via rail, our coke sales agreements also contain provisions that permit the pass-through of all applicable transportation costs related to the transportation of coke to our customers.

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Use of Waste Heat. Haverhill 1 includes a process steam plant that uses hot flue gas from the cokemaking process to produce low-pressure steam. The low-pressure steam is sold to a third party pursuant to a steam supply and purchase agreement. Our Middletown facility and Haverhill 2 facility include cogeneration plants that use the hot flue gas generated by the cokemaking process to generate electricity. The electricity is either sold into the regional power market or to AK Steel pursuant to energy sales agreements.

Items Impacting Comparability

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Ownership of the Haverhill and Middletown Facilities. We do not own all of the interests in the entities that own the Haverhill and Middletown facilities. As a result, our cash flow will not include distributions on our sponsor’s interest in these entities. Upon completion of this offering, we will own a 65% interest in each of two entities that own the Haverhill and Middletown facilities, and our sponsor will own (i) a 35% interest in each of these two entities, (ii) a 57.0% limited partner interest in us, and (iii) a 100% interest in our general partner which owns our incentive distribution rights. Through its ownership of our general partner, our sponsor will control the operations of the two entities that own the Haverhill and Middletown facilities. The cash distribution policies of each of these two entities are to distribute all of their cash available for distribution each quarter. In determining the amounts available for distribution to us by these two entities and by us to our unitholders, our board of directors must approve the amount of cash reserves to be set aside, including reserves for future ongoing and replacement capital expenditures, working capital and other matters. Distributions by the entities that own the Haverhill and Middletown facilities to our sponsor in respect of our sponsor’s 35% ownership interest in these two entities will not be included in our cash flow in the future.

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Resolution of Contract Disputes with ArcelorMittal. In January 2011, our sponsor participated in court ordered mediation with ArcelorMittal related to a commercial agreement at one of our sponsor’s cokemaking facilities other than Haverhill or Middletown. As a result of that mediation, among other things, the parties agreed to amend the Haverhill coke sales agreement effective January 1, 2011 to increase the operating cost and fixed fee components of the coke price under the agreement. The parties also agreed that the take-or-pay provisions of the coke sales agreement would remain in effect through December 2020. Prior to the settlement, these take-or-pay provisions were scheduled to change in the second half of 2012 into annually adjusted provisions that would have only required ArcelorMittal to purchase coke from us for its projected requirements above certain fixed thresholds. If the amendments to the coke supply agreement had been in place during 2010 and 2009, the pretax earnings of Haverhill would have been increased by approximately $18 million and $13 million, respectively.

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Middletown Project Execution. We commenced operations at our Middletown, Ohio cokemaking facility in October 2011. Total costs of the project were approximately $410 million. The Middletown facility reached full production during the first quarter of 2012.

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Corporate Support Services. Historically, our operating expenses have included allocations of certain general and administrative costs from our sponsor for services provided to us by our sponsor. Upon completion of the offering, we will reimburse our general partner and its affiliates for all expenses they incur and payments they make on our behalf in accordance with our partnership agreement. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed, and the amount of such charges could vary from historical amounts. Upon completion of this offering, we anticipate we will incur additional selling, general and administrative expenses of approximately $2.5 million per year as a result of being a publicly-traded partnership, such as expenses associated with annual and quarterly reporting, tax return preparation, Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director compensation expenses. Additionally, indirect corporate overhead attributable to our operations will be allocated pursuant to the omnibus agreement. We estimate that such allocation will result in a reduction of allocated corporate overhead costs. We estimate that if the omnibus agreement had been in effect during the year ended December 31, 2011 and the nine months ended September 30, 2012, then the corporate overhead allocated to us would have been lower by approximately $6.4 million and $5.1 million in such periods, respectively. This reduction in selling, general and administrative expenses is not reflected in our unaudited pro forma Combined Financial Statements.

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Income Taxes. The historical Combined Financial Statements of our predecessor include U.S. federal income tax expenses calculated on a theoretical separate-return basis. Following our initial public offering we will not pay federal income taxes on the operating income generated by our cokemaking subsidiaries. Because the income earned by our process steam and power generation subsidiaries may not be qualifying income for U.S. federal income tax purposes, if the income generated by these subsidiaries increases as a percentage of our total gross income, such that we are at risk of exceeding the amount of nonqualifying income we can earn and still be classified as a partnership for federal tax purposes (the limitation is 10% of our gross income each year), we may file an election to have one or both of these subsidiaries treated as a corporation for U.S. federal income tax purposes. We currently estimate that more than 90% of our projected annual gross income is qualifying income. For a discussion of qualifying income, please read “Material U.S. Federal Income Tax Consequences—Taxation of the Partnership—Partnership Status.” Should we be required to pay federal income tax on our process steam and power generation subsidiaries, approximately 94% of our pro forma revenues for each of the year ended December 31, 2011 and the nine months ended September 30, 2012 is attributable to our cokemaking operations and approximately 6% of our pro forma revenues for each of the year ended December 31, 2011 and nine months ended September 30, 2012 is attributable to our process steam and power generation subsidiaries.

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Financing Arrangements. Historically, our primary source of liquidity has been cash from operations and contributions from our sponsor. Effective July 26, 2011, our sponsor allocated $225.0 million of debt and related debt issuance costs to us. In connection with this allocation, interest expense has also been allocated to us. Prior to July 26, 2011, our sponsor did not have any external debt, and no debt or interest expense was allocated to us. For the nine months ended September 30, 2012, September 30, 2011 and year ended December 31, 2011, the Combined Statement of Operations includes an allocation of interest expense of $7.8 million, $2.1 million and $4.7 million, respectively. There was no interest expense allocated for the years ended December 31, 2010 and 2009. The amount of consolidated debt attributed to the Combined Financial Statements may not be indicative of the actual amounts that we would have incurred had we been operating as an independent, publicly-traded partnership for the periods presented. In connection with the closing of this offering, we will assume and promptly repay, with the net proceeds of this offering and our concurrent senior notes offering, $225.0 million of our sponsor’s debt and we will enter into a $100.0 million revolving credit facility, which we anticipate will be undrawn at the closing of this offering, and will issue approximately $150.0 million aggregate principal amount of senior notes. Completion of this offering is contingent upon the issuance of the senior notes and the entry into the revolving credit facility.

Results of Operations

We operate in one industry, deriving revenues from cokemaking facilities located in Ohio. Our facilities have similar long-term economic characteristics, products, production processes, types and classes of customers and methods used to distribute their products. Accordingly, we have one reportable segment. The following table

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Failure of the lenders for any reason to have a first perfected security interest in any material collateral pledged by any borrower or any lien on any material collateral becomes unenforceable or invalid.

A change of control is the occurrence of any of the following events: (i) the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of our and our subsidiaries’ properties or assets taken as a whole to any person, (ii) the consummation of any transaction (including, without limitation, any merger or consolidation), the result of which is that any person other than SunCoke Energy, Inc., becomes the beneficial owner, directly or indirectly, of more than 50% of the voting interest of our general partner, measured by voting power rather than number of member interests, units or the like, (iii) our failure to own, free of all liens (other than liens created under the loan documents), directly or indirectly, 65% of the equity interests of Haverhill Coke Company LLC and Middletown Coke Company, LLC, (iv) the first day on which a majority of the members of the board of directors of our general partner are not the directors as of the closing date or directors supported by a majority of those directors, (v) the removal of our general partner by the limited partners in accordance with our partnership agreement or (vi) a “change of control” as defined in any documentation for any indebtedness great than $20.0 million.

Although we anticipate our revolving credit agreement will be effective upon the closing of this offering, its effectiveness is subject to a number of conditions, including our issuance of senior notes and the consummation of this offering.

Senior Notes

Concurrent with the closing of this offering, we expect to issue approximately $150.0 million aggregate principal amount of senior notes. The issuance of the senior notes is subject to and contingent upon consummation of this offering. The net proceeds from the senior notes offering, together with the net proceeds of this offering of our common units, will be used as described in “Use of Proceeds.” The indenture governing the notes will contain covenants, including, among other things, covenants that restrict our ability to make distributions, investments or other restricted payments if our fixed charge coverage ratio is less than 1.75 to 1.0, incur additional indebtedness if our fixed charge coverage ratio would be less than 2.0 to 1.0, create liens, sell assets, consolidate or merge with any other person or engage in transactions with affiliates. These covenants are subject to a number of important qualifications, limitations and exceptions. In addition, the indenture contains other customary terms, including certain events of default upon the occurrence of which, the notes may be declared immediately due and payable.

Starting on                         , 2016, we will be able to redeem some or all of the notes at a premium that will decrease over time, plus accrued and unpaid interest to the date of redemption. Prior to                         , 2016, we will be able, at our option, to redeem up to 35% of the aggregate principal amount of the notes at a price of     % of the principal thereof, plus accrued and unpaid interest to the date of redemption, in an amount not greater than the net proceeds of a public or private equity offering. In addition, at our option, prior to                         , 2016, we may redeem some or all of the notes at a redemption price equal to 100% of the principal amount of the notes, plus a “make whole” premium, plus accrued and unpaid interest to the date of redemption. If a change of control occurs, each holder of the senior notes may require us to purchase all or a portion of its notes for cash at a price equal to 101% of the aggregate principal amount of such notes, plus any accrued and unpaid interest to the date of purchase. Certain asset dispositions will be triggering events that may require us to use the proceeds from those asset dispositions to make an offer to purchase the notes at 100% of their principal amount, together with accrued and unpaid interest, if any, to the date of purchase. Interest on the notes is payable in cash semi-annually in arrears, commencing on                         , 2013, through maturity.

Capital Requirements and Expenditures

Our cokemaking operations are capital intensive, requiring significant investment to upgrade or enhance existing operations and to meet environmental and operational regulations. Our capital requirements have consisted, and are expected to consist, primarily of:

•	ongoing capital expenditures required to maintain equipment reliability, ensure the integrity and safety of our coke ovens and steam generators and comply with environmental regulations;

MANAGEMENT

Management of SunCoke Energy Partners, L.P.

We are managed and operated by the board of directors and executive officers of our general partner. Following this offering, 14.1% of our outstanding common units (1.2% if the underwriters exercise their option to purchase additional common units in full) and all of our outstanding subordinated units and incentive distribution rights will be directly or indirectly owned by our sponsor. As a result of its ownership of our general partner, our sponsor will have the right to appoint all members of the board of directors of our general partner, including the independent directors. Our unitholders will not be entitled to appoint the directors of our general partner or otherwise directly participate in our management or operation. Our general partner owes certain duties to our unitholders as well as a fiduciary duty to its owners.

Upon the closing of this offering, we expect that our general partner will have seven directors, at least one of whom will be independent as defined under the independence standards established by the NYSE and the Exchange Act. The NYSE does not require a listed publicly-traded partnership, such as ours, to have a majority of independent directors on the board of directors of its general partner or to establish a compensation committee or a nominating committee. However, our general partner is required to have an audit committee of at least three members, and all its members are required to meet the independence and experience standards established by the NYSE and the Exchange Act, subject to certain transitional relief during the one-year period following consummation of this offering. Our sponsor will appoint at least one independent member of the audit committee to the board of directors of our general partner by the date our common units first trade on the NYSE.

All of the executive officers of our general partner will allocate their time between managing our business and affairs and the business and affairs of our sponsor. Such executive officers intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.

Following the consummation of this offering, neither our general partner nor our sponsor will receive any management fee or other compensation in connection with our general partner’s management of our business, but we will reimburse our general partner and its affiliates, including our sponsor, for all expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine in good faith the expenses that are allocable to us. Please read “Certain Relationships and Related Party Transactions—Agreements with Affiliates in Connection with the Transactions.”

Executive Officers and Directors of Our General Partner

The following table shows information for the current executive officers and directors of our general partner. Directors are appointed for a one-year term and hold office until their successors have been elected or qualified or until the earlier of their death, resignation, removal or disqualification. Executive officers serve at the discretion of the board. There are no family relationships among any of our directors or executive officers.

Our Directors, Executive Officers and Other Key Executives

Name	Age	Position with Our General Partner
Frederick A. Henderson	54	Chairman, Chief Executive Officer and Director
Michael J. Thomson	54	President, Chief Operating Officer and Director
Denise R. Cade	50	Senior Vice President, General Counsel, Corporate Secretary and Director
Mark E. Newman	49	Senior Vice President, Chief Financial Officer and Director
Fay West	43	Vice President and Controller
Peggy Rebstock	40	Vice President

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of SunCoke Energy Partners, L.P. that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

•	our general partner;

•	beneficial owners of 5% or more of our common units;

•	each director and named executive officer; and

•	all of our directors and executive officers as a group.

The following table does not include any common units that may be purchased pursuant to our directed unit program. For further information regarding our directed unit program, please read “Underwriting-Directed Unit Program.”

Name of Beneficial Owner(1)	Common Units Beneficially Owned	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
SunCoke Energy, Inc.	2,209,697	14.1%	15,709,697	100%	57.0%
Frederick A. Henderson	—	—%	—	—%	—%
Mark E. Newman	—	—%	—	—%	—%
Michael J. Thomson	—	—%	—	—%	—%
Denise R. Cade	—	—%	—	—%	—%
Fay West	—	—%	—	—%	—%
All directors and executive officers as a group (5 people)	—	—%	—	—%	—%

(1)	The address for SunCoke Energy, Inc. and each individual is 1011 Warrenville Road, Suite 600, Lisle, Illinois 60532.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, our sponsor will own 2,209,697 common units (184,697 common units if the underwriters exercise their option to purchase additional common units in full) and 15,709,697 subordinated units representing an aggregate limited partner interest in us of approximately 57.0%, and will own and control our general partner. Our sponsor will also appoint all of the directors of our general partner. In addition, our general partner will own a 2.0% general partner interest in us and all of our incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm’s length negotiations. These terms and agreements are not necessarily at least as favorable to us as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the formation, ongoing operation and any liquidation of SunCoke Energy Partners, L.P.

Formation Stage

The aggregate consideration received by our general partner and its affiliates for the contribution of their interests	•	2,209,697 common units;

•	15,709,697 subordinated units;

•	all of our incentive distribution rights; and

•	2.0% general partner interest.

We expect to receive estimated net proceeds of approximately $245.7 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discount and offering expenses. We expect to receive estimated net proceeds of approximately $146.4 million from our offering of $150.0 million aggregate principal amount of senior notes concurrently with the closing of this offering. We intend to use approximately $36.0 million to make a distribution to our sponsor which will in effect reimburse our sponsor for expenditures made by our sponsor during the two-year period prior to this offering for the expansion and improvement of the Haverhill and Middletown facilities; for federal income tax purposes, our sponsor is treated as having been the party that made such expenditures. We also intend to use approximately $225.0 million to repay term loan debt bearing a floating rate of interest based on LIBOR plus 3.00% per annum and maturing in June 2018 assumed from our sponsor and approximately $2.4 million to pay expenses related to our new revolving credit facility. As partial consideration for the interest in our operating subsidiaries conveyed to us by our sponsor, we will retain $128.7 million of the net proceeds of this offering and will pay from such retain proceeds, 100% (i.e., not merely our 65% proportionate share) of the following requirements of our operating subsidiaries: (a) $67.0 million for identified environmental capital expenditures, (b) approximately $12.4 million to pay sales discounts related to tax credits owed to our customers and (c) $49.3 million to replenish our working capital.

If the underwriters exercise their option to purchase additional common units in full, the additional net proceeds to us would be approximately $37.8 million (and the total net proceeds to us would be approximately $283.6 million), in each case assuming an initial public offering price per common unit of $20.00 (based upon the mid-point of the price range set forth on the cover page of this prospectus). The net proceeds from any exercise of such option will be paid as a special distribution to our sponsor. If the underwriters do not exercise their option to purchase additional common units, we will issue 2,025,000 common units to our sponsor upon the expiration of the option for no additional consideration.

Operational Stage

Distributions to our general partner and its affiliates	We will generally make cash distributions 98.0% to our unitholders, pro rata, including our general partner and its affiliates, as the holders of an aggregate of 17,919,394 common units and subordinated units, and 2.0% to our general partner assuming it makes any capital contributions necessary to maintain its 2.0% general partner interest. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 48.0% of the distributions we make above the highest target distribution level.

Assuming we have sufficient cash to pay the full minimum quarterly distribution on all of our outstanding units for four quarters, our general partner would receive annual distributions of approximately $1.1 million on its general partner interest and our sponsor would receive annual distributions of $29.6 million on its common and subordinated units.

If our general partner elects to reset the target distribution levels, it will be entitled to receive common units and to maintain its percentage general partner interest. Please read “How We Make Distributions to Our Partners—General Partner’s Right to Reset Incentive Distribution Levels.”

Payments to our general partner and its affiliates

Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses may include salary, bonus, incentive compensation and other amounts paid to persons who perform

Real Property. Our sponsor will either cure or fully indemnify us for losses resulting from any material title defects at the properties owned by the entities in which we acquire an interest in connection with the closing of this offering, to the extent that such defects interfere with or could reasonably be expected to interfere with the operations of the related cokemaking facilities.

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License. Our sponsor will grant us a royalty-free license to use the name “SunCoke” and related marks. Additionally, our sponsor will grant us a non-exclusive right to use all of our sponsor’s current and future cokemaking and related technology. We have not paid and will not pay a separate license fee for the rights we receive under the license.

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Expenses and Reimbursement. Our sponsor will continue to provide us with certain general and administrative services, and we will reimburse our sponsor for all direct costs and expenses incurred on our behalf and the portion of our sponsor’s overhead costs and expenses attributable to our operations. Additionally, the Partnership will agree to pay (i) all fees in connection with the senior notes offering; (ii) all fees due under the new revolving credit facility; and (iii) all fees in connection with any future financing arrangement entered into for the purpose of replacing the new revolving credit facility or the senior notes.

The omnibus agreement can be amended by written agreement of all parties to the agreement. However, the partnership may not agree to any amendment or modification that would, in the reasonable discretion of our general partner, be adverse in any material respect to the holders of our common units without prior approval of the conflicts committee. So long as our sponsor controls our general partner, the omnibus agreement will remain in full force and effect unless mutually terminated by the parties. If our sponsor ceases to control our general partner, the omnibus agreement will terminate, provided (i) the indemnification obligations described above and (ii) our non-exclusive right to use all of our sponsor’s existing cokemaking and related technology will remain in full force and effect in accordance with their terms.

Procedures for Review, Approval and Ratification of Transactions with Related Persons

We expect that the board of directors of our general partner will adopt policies for the review, approval and ratification of transactions with related persons. We anticipate the board will adopt a written code of business conduct and ethics, under which a director would be expected to bring to the attention of the chief executive officer or the board any conflict or potential conflict of interest that may arise between the director or any affiliate of the director, on the one hand, and us or our general partner on the other. The resolution of any such conflict or potential conflict should, at the discretion of the board in light of the circumstances, be determined by a majority of the disinterested directors.

If a conflict or potential conflict of interest arises between our general partner or its affiliates, on the one hand, and us or our unitholders, on the other hand, the resolution of any such conflict or potential conflict should be addressed by the board of directors of our general partner in accordance with the provisions of our partnership agreement. At the discretion of the board in light of the circumstances, the resolution may be determined by the board in its entirety or by a conflicts committee meeting the definitional requirements for such a committee under our partnership agreement.

Upon our adoption of our code of business conduct, we would expect that any executive officer will be required to avoid conflicts of interest unless approved by the board of directors of our general partner.

In the case of any sale of equity by us in which an owner or affiliate of an owner of our general partner participates, we anticipate that our practice will be to obtain approval of the board for the transaction. We anticipate that the board will typically delegate authority to set the specific terms to a pricing committee, consisting of the chief executive officer and one independent director. Actions by the pricing committee will require unanimous approval. Please read “Conflicts of Interest and Fiduciary Duties—Conflicts of Interest” for additional information regarding the relevant provisions of our partnership agreement.

The code of business conduct and ethics described above will be adopted in connection with the closing of this offering, and as a result, the transactions described above were not reviewed according to such procedures.

•	cash expenditures;

•	borrowings;

•	entry into and repayment of current and future indebtedness;

•	issuance of additional units; and

•	the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

•	enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

•	hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $26.5 million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read “How We Make Distributions To Our Partners.”

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read “How We Make Distributions To Our Partners—Operating Surplus and Capital Surplus—Operating Surplus.”

The directors and officers of our sponsor have a fiduciary duty to make decisions in the best interests of the owners of our sponsor, which may be contrary to our interests.

Because certain officers and certain directors of our general partner are also directors and/or officers of affiliates of our general partner, including our sponsor, they have fiduciary duties to our sponsor that may cause them to pursue business strategies that disproportionately benefit our sponsor or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as our sponsor, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that permissibly reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its call right, its voting rights with respect to any units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation.

Our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty.

In addition to the provisions described above, our partnership agreement contains provisions that restrict the remedies available to our unitholders for actions that might otherwise constitute breaches of fiduciary duty. For example, our partnership agreement provides that:

•

our general partner shall not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed that the decision was not adverse to the interests of our partnership;

Prohibited Amendments

No amendment may be made that would:

•	enlarge the obligations of any limited partner without his consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•

enlarge the obligations of, restrict, change or modify in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which consent may be given or withheld in its sole discretion.

The provision of our partnership agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90.0% of the outstanding units, voting as a single class (including units owned by our general partner and its affiliates). Upon completion of the offering, an affiliate of our general partner will own approximately 57.0% of our outstanding common and subordinated units, including all of our subordinated units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

•	a change in our name, the location of our principal place of business, our registered agent or our registered office;

•	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

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a change that our general partner determines to be necessary or appropriate to qualify or continue our qualification as a limited partnership or other entity in which the limited partners have limited liability under the laws of any state or to ensure that neither we nor any of our subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes (to the extent not already so treated or taxed);

•

an amendment that is necessary, in the opinion of our counsel, to prevent us or our general partner or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisers Act of 1940 or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•

an amendment that our general partner determines to be necessary or appropriate in connection with the creation, authorization or issuance of additional partnership interests or the right to acquire partnership interests;

•	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

•	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

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any amendment that our general partner determines to be necessary or appropriate for the formation by us of, or our investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

•	a change in our fiscal year or taxable year and related changes;

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conversions into, mergers with or conveyances to another limited liability entity that is newly formed and has no assets, liabilities or operations at the time of the conversion, merger or conveyance other than those it receives by way of the conversion, merger or conveyance; or

Distributions of Cash Upon Liquidation.” The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to September 30, 2022 without obtaining the approval of the holders of at least a majority of the outstanding common units, excluding common units held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after September 30, 2022, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. Notwithstanding the information above, our general partner may withdraw without unitholder approval upon 90 days’ notice to the limited partners if at least 50% of the outstanding common units are held or controlled by one person and its affiliates, other than our general partner and its affiliates. In addition, our partnership agreement permits our general partner, in some instances, to sell or otherwise transfer all of its general partner interest in us without the approval of the unitholders. Please read “—Transfer of General Partner Interest.”

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may appoint a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read “—Dissolution.”

Our general partner may not be removed unless that removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner’s removal. At the closing of this offering, an affiliate of our general partner will own 57.0% of our outstanding common and subordinated units, including all of our subordinated units.

Our partnership agreement also provides that if our general partner is removed as our general partner under circumstances where cause does not exist:

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all subordinated units held by any person who did not, and whose affiliates did not, vote any units in favor of the removal of the general partner, will immediately and automatically convert into common units on a one-for-one basis, if such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

In the event of the removal of our general partner under circumstances where cause exists or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws or is removed by the limited partners, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, SunCoke Energy, Inc. will own an aggregate of 2,209,697 common units and 15,709,697 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an “affiliate” of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

•	1% of the total number of the securities outstanding; or

•	the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months (provided we are in compliance with the current public information requirement), or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. After beneficially owning Rule 144 restricted units for at least one year, a person who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale would be entitled to freely sell those common units without regard to the public information requirements, volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders at any time. Any issuance of additional common units or other equity securities would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read “The Partnership Agreement—Issuance of Additional Interests.”

Under our partnership agreement, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors, and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

The executive officers and directors of our general partner and our sponsor have agreed not to sell any common units they beneficially own for a period of 180 days from the date of this prospectus. Please read “Underwriting” for a description of these lock-up provisions.

Section 7704 of the Code provides that publicly-traded partnerships will be treated as corporations for federal income tax purposes unless 90% or more of a partnership’s gross income for every taxable year it is publicly-traded consists of “qualifying income,” or the Qualifying Income Exception, the partnership may continue to be treated as a partnership for federal income tax purposes. Qualifying income includes (i) income and gains derived from the exploration, development, mining or production, processing, refining, transportation, and marketing of any mineral or natural resource (such as the refining and processing of coal), (ii) interest (other than from a financial business), (iii) dividends, (iv) gains from the sale of real property and (v) gains from the sale or other disposition of capital assets held for the production of qualifying income. We estimate that more than 90% of our current gross income is qualifying income.

Based upon factual representations made by us and our general partner regarding the composition of our income and the other representations set forth below, Vinson & Elkins L.L.P. is of the opinion that we and each of our operating subsidiaries will be treated as a partnership for federal income tax purposes. In rendering its opinion, Vinson & Elkins L.L.P. has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied include, without limitation:

(a) Neither we nor any of our operating subsidiaries has elected to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year including the year of our initial public offering, more than 90% of our gross income will be income of a character that Vinson & Elkins L.L.P. has opined is “qualifying income” within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly-traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly-traded partnerships. One such legislative proposal would eliminate the qualifying income exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder’s tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

market value of our assets at the time such assets are contributed to us and at the time of any subsequent offering of our units, or a Book-Tax Disparity. As a result, the federal income tax burden associated with any Book-Tax Disparity immediately prior to an offering will be borne by our partners holding interests in us prior to such offering. In addition, items of recapture income will be specially allocated to the extent possible to the unitholder who was allocated the deduction giving rise to that recapture income in order to minimize the recognition of ordinary income by other unitholders.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate a Book-Tax Disparity, will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of the partner’s interest in us, which will be determined by taking into account all the facts and circumstances, including (i) his relative contributions to us, (ii) the interests of all the partners in profits and losses, (iii) the interest of all the partners in cash flow and (iv) the rights of all the partners to distributions of capital upon liquidation. Vinson & Elkins LLP is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Securities Loans

A unitholder whose units are loaned (for example, a loan to “short seller” to cover a short sale of units) may be treated as having disposed of those units. If so, such unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period (i) any of our income, gain, loss or deduction allocated to those units would not be reportable by the lending unitholder, and (ii) any cash distributions received by the unitholder as to those units may be treated as ordinary taxable income.

Due to a lack of controlling authority, Vinson & Elkins L.L.P. has not rendered an opinion regarding the tax treatment of a unitholder that enters into a securities loan with respect to its units. Unitholders desiring to assure their status as partners and avoid the risk of income recognition from a loan of their units are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and lending their units. The IRS has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Beginning January 1, 2013, the highest marginal federal income tax rates for individuals applicable to ordinary income and long-term capital gains (including, gains from the sale or exchange of certain investment assets held for more than one year) are 39.6% and 20%, respectively. However, these rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax on certain net investment income earned by individuals, estates, and trusts applies for taxable years beginning after December 31, 2012. For these purposes, net investment income includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income from all investments, or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if married filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

UNDERWRITING

Barclays Capital Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC are acting as representatives of the underwriters named below and as joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the number of common units shown opposite the underwriter’s name below:

Underwriters	Number of Common Units
Barclays Capital Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
J.P. Morgan Securities LLC
Evercore Group L.L.C.
Goldman, Sachs & Co.
RBC Capital Markets, LLC
UBS Securities LLC

Total

The underwriting agreement provides that the underwriters’ obligation to purchase the common units included in this offering depends on the satisfaction of the conditions contained in the underwriting agreement including:

•

the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below), if any of the common units are purchased;

•	the representations and warranties made by us and SunCoke Energy, Inc. to the underwriters are true;

•	there is no material change in our business or the financial markets; and

•	we and SunCoke Energy, Inc. deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

We will pay a structuring fee equal to 0.625% of the gross proceeds from this offering (including any proceeds from the exercise of the option to purchase additional common units) to Barclays Capital Inc. and Evercore Group L.L.C. for the evaluation, analysis and structuring of our partnership.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers,

which may include the underwriters, at such offering price less a selling concession not in excess of $         per common unit. After the offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters.

We estimate that the expenses of this offering incurred by us will be approximately $6,375,000 (excluding underwriting discounts and commissions and structuring fees).

Option to Purchase Additional Common Units

We have granted the underwriters an option, exercisable for 30 days after the date of the underwriting agreement, to purchase, from time to time, in whole or in part, up to an aggregate of 2,025,000 additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 13,500,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter’s underwriting commitment in the offering as indicated in the table at the beginning of this Underwriting Section.

Lock-Up Agreements

We, our subsidiaries, our general partner and its affiliates, including SunCoke Energy, Inc., and the directors and executive officers of our general partner have agreed that, without the prior written consent of Barclays Capital Inc., we and they will not, directly or indirectly, (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any of our common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic consequences of ownership of the common units, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible, exercisable or exchangeable into common units or any of our other securities, or (4) publicly disclose the intention to do any of the foregoing for a period of 180 days after the date of this prospectus.

These restrictions do not apply to, among other things:

•	the sale of common units pursuant to the underwriting agreement;

•	issuances of common units by us pursuant to any employee benefit plan in effect as of the date of the underwriting agreement; and

•	the filing of one or more registration statements on Form S-8 relating to any employee benefit plan in effect as of the date of the underwriting agreement.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement of the material news or occurrence of material event unless such extension is waived in writing by Barclays Capital Inc.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common units originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common units or preventing or retarding a decline in the market price of the common units. As a result, the price of the common units may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common units. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of common units for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

Directed Unit Program

The underwriters have reserved for sale at the initial public offering price up to 5% of the common units being offered by this prospectus for sale to the directors and executive officers of our general partner and certain other employees of our sponsor who have expressed an interest in purchasing common units in the offering. The number of common units available for sale to the general public will be reduced to the extent these persons purchase the reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same terms as the other common units. Any common units sold in the directed unit program to the directors and executive officers of our general partner will be subject to the 180-day lock-up agreements described above.

New York Stock Exchange

We have been approved to list our common units on the New York Stock Exchange under the symbol “SXCP.” The underwriters have undertaken to sell the minimum number of common units to the minimum number of beneficial owners necessary to meet the New York Stock Exchange distribution requirements for trading.

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of common units offered by them.

VALIDITY OF OUR COMMON UNITS

The validity of our common units will be passed upon for us by Vinson & Elkins L.L.P., New York, New York. Certain legal matters in connection with our common units offered hereby will be passed upon for the underwriters by Latham & Watkins LLP, Houston, Texas.

EXPERTS

The Combined Financial Statements of SunCoke Energy Partners Predecessor at December 31, 2010 and 2011, and for each of the years ended December 31, 2009, 2010 and 2011 included in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on authority of such firm as experts in accounting and auditing.

The Consolidated Balance Sheet of SunCoke Energy Partners, L.P. as of July 30, 2012 included in this prospectus and registration statement has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 regarding our common units. This prospectus, which constitutes part of the registration statement, does not contain all of the information set forth in the registration statement. For further information regarding us and our common units offered in this prospectus, we refer you to the registration statement and the exhibits and schedule filed as part of the registration statement. The registration statement, including the exhibits, may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained upon written request from the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates or from the SEC’s web site on the Internet at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on public reference rooms.

As a result of the offering, we will file with or furnish to the SEC periodic reports and other information. These reports and other information may be inspected and copied at the public reference facilities maintained by the SEC or obtained from the SEC’s website as provided above. Our website address on the Internet will be www.sxcpartners.com, and we intend to make our periodic reports and other information filed with or furnished to the SEC available, free of charge, through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference into this prospectus and does not constitute a part of this prospectus. After this offering, documents filed by us can also be inspected at the offices of the New York Stock Exchange Inc., 20 Broad Street, New York, New York 10002.

We intend to furnish or make available to our unitholders annual reports containing our audited financial statements prepared in accordance with GAAP. We also intend to furnish or make available to our unitholders quarterly reports containing our unaudited interim financial information, including the information required by Form 10-Q, for the first three fiscal quarters of each fiscal year.

SUNCOKE ENERGY PARTNERS, L.P.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The unaudited pro forma Combined Financial Statements of SunCoke Energy Partners, L.P. (the “Partnership”) consist of a Combined Balance Sheet as of September 30, 2012, a Combined Statement of Operations for the fiscal year ended December 31, 2011, and a Combined Statement of Operations for the nine months ended September 30, 2012. The unaudited pro forma Combined Financial Statements included herein have been derived from the audited historical Combined Financial Statements of SunCoke Energy Partners Predecessor, our predecessor for accounting purposes (“the Predecessor”) set forth elsewhere herein. The unaudited pro forma Combined Financial Statements do not necessarily reflect what our financial position and results of operations would have been if we had operated as an independent, publicly-traded partnership during the periods shown. In addition, they are not necessarily indicative of our future results of operations or financial condition. The assumptions and adjustments give pro forma effect to events, described below, that are (i) directly attributable to the initial public offering (the “IPO”) of limited partner units in the Partnership, (ii) factually supportable and (iii) with respect to the pro forma combined statements of operations, expected to have a continuing impact on the Partnership. The actual adjustments may differ from the pro forma adjustments.

The contribution by SunCoke Energy, Inc. (“SunCoke”) to the Partnership of Haverhill and Middletown interests will be recorded at SunCoke’s historical cost as it is considered to be a reorganization of entities under common control. The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the IPO had taken place on September 30, 2012 in the case of the unaudited pro forma Combined Balance Sheet and as of January 1, 2011 in the case of the pro forma Combined Statement of Operations for the year ended December 31, 2011 and for the nine months ended September 30, 2012. The unaudited pro forma Combined Financial Statements should be read in conjunction with the notes accompanying such unaudited pro forma Combined Financial Statements and with the audited historical Combined Financial Statements and related notes included elsewhere herein.

The unaudited pro forma Combined Financial Statements give effect to the following transactions:

•

the issuance (i) to our general partner of a 2.0% general partner interest in us and all of our incentive distribution rights and (ii) to SunCoke of 2.2 million common units and 15.7 million subordinated units, representing an aggregate 57.0% limited partner interest in us;

•	the issuance of 13.5 million common units to the public in the IPO, representing a 43.0% limited partner interest in us at an initial public offering price of $20.00 per unit;

•	the issuance of $150.0 million aggregate principal amount of the Partnership’s senior notes (the “senior notes”) concurrently with the closing of the IPO (the “senior notes offering”)

•	the creation of a noncontrolling interest representing SunCoke’s retained 35% interest in the entities that own the Haverhill and Middletown facilities;

•	the entry into our new $100.0 million revolving credit facility as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”;

•	the payment of expenses related to the IPO of $24.3 million and debt financing fees related to the new revolving credit facility and the senior notes offering of $6.0 million;

•	the application of the net proceeds of the IPO, together with the net proceeds from the senior notes offering, as described in “Use of Proceeds”;

•	a reduction in parent net equity for tax credits and net operating loss carryforwards generated by the Predecessor which were used by Sunoco; and

•	the change in tax status of the Predecessor to a non-taxable entity.

SunCoke Energy Partners, L.P.

Pro Forma Combined Balance Sheet (Unaudited) As of September 30, 2012

	Predecessor Historical	Pro Forma Adjustments			SunCoke Energy Partners, L.P. Pro Forma
	(Dollars in millions)
Assets
Cash and cash equivalents	$—	$270.0	(a	)	$128.7
		150.0	(b	)
		(24.3)	(c	)
		(6.0)	(d	)
		(261.0)	(e	)

Accounts receivable	49.3	(49.3)	(f	)	—
Inventories	71.4				71.4

Total current assets	120.7	79.4			200.1

Properties, plants and equipment, net	768.0				768.0
Deferred income taxes	28.4	(189.8)	(g	)	—
		161.4	(h	)

Deferred charges and other assets	5.0	6.0	(d	)	6.1
		(4.9)	(l	)

Total assets	$922.1	$52.1			$974.2

Liabilities and Equity
Accounts payable	$37.8				$37.8
Accrued liabilities	16.8				16.8

Total current liabilities	54.6				54.6

Long-term debt	225.0	150.0	(b	)	150.0
		(225.0)	(e	)
Other deferred credits and liabilities	0.4				0.4

Total liabilities	280.0	(75.0)			205.0

Equity
Parent net equity	642.1	(36.0)	(e	)	—
		(49.3)	(f	)
		(189.8)	(g	)
		161.4	(h	)
		(4.9)	(l	)
		(195.8)	(i	)
		(327.7)	(i	)(j)
Held by public: Common units		270.0	(a	)	245.7
		(24.3)	(c	)
Held by parent:
Common units		39.6	(j	)	39.6
Subordinated units		281.5	(j	)	281.5
General partner interest		6.6	(j	)	6.6

Parent net equity / partners’ capital attributable to SunCoke Energy Partners, L.P.	642.1	(68.7)			573.4

Noncontrolling interests.		195.8	(i	)	195.8
Total parent net equity / partners’ capital	642.1	127.1			769.2

Total liabilities and equity	$922.1	$52.1			$974.2

(See Accompanying Notes)

SunCoke Energy Partners, L.P.

Pro Forma Combined Statement of Operations (Unaudited)

For the Year Ended December 31, 2011

	Predecessor Historical	Pro Forma Adjustments			SunCoke Energy Partners, L.P. Pro Forma
	(Dollars in millions, except per unit data)
Revenues
Sales and other operating revenue	$449.8	$			$449.8

Costs and operating expenses
Cost of products sold and operating expenses	367.2				367.2
Selling, general and administrative expenses	25.7				25.7
Depreciation expense	18.6				18.6

Total costs and operating expenses	411.5				411.5

Operating income	38.3				38.3

Interest expense	4.7		(4.7)	(k)	13.0
			1.4	(m)
			11.6	(n)

Income before income tax expense	33.6		(8.3)		25.3
Income tax expense	2.8		(2.8)	(h)	—

Net income	30.8		(5.5)		25.3
Less: net income attributable to noncontrolling interests			13.4	(o)	13.4

Net income attributable to SunCoke Energy Partners, L.P.	$30.8		$(18.9)		$11.9

General partner’s interest in net income					$0.2
Common unitholders’ interest in net income					$11.7
Subordinated unitholders’ interest in net income					$—
Weighted average common units outstanding (basic and diluted)					15,709,697
Weighted average subordinated units outstanding (basic and diluted)					15,709,697

Net income per common unit (basic and diluted)					$0.74

Net income per subordinated unit (basic and diluted)					$—

(See Accompanying Notes)

SunCoke Energy Partners, L.P.

Pro Forma Combined Statement of Operations (Unaudited)

For the Nine Months Ended September 30, 2012

	Predecessor Historical	Pro Forma Adjustments				SunCoke Energy Partners, L.P. Pro Forma
	(Dollars in millions, except per unit data)
Revenues
Sales and other operating revenue	$554.0	$				$554.0

Costs and operating expenses
Cost of products sold and operating expenses	446.4					446.4
Selling, general and administrative expenses	16.5					16.5
Depreciation expense	24.4					24.4

Total costs and operating expenses	487.3					487.3

Operating income	66.7					66.7

Interest expense	7.8		(7.8)	(k	)	9.7
			1.0	(m	)
			8.7	(n	)

Income before income tax expense	58.9		(1.9)			57.0

Income tax expense	17.4		(17.4)	(h	)	—

Net income	41.5		15.5			57.0
Less: net income attributable to noncontrolling interests			23.3	(o	)	23.3

Net income attributable to SunCoke Energy Partners, L.P.	$41.5		$(7.8)			$33.7

General partner’s interest in net income						$0.7
Common unitholders’ interest in net income						$33.0
Subordinated unitholders’ interest in net income						$—
Weighted average common units outstanding (basic and diluted)						15,709,697
Weighted average subordinated units outstanding (basic and diluted)						15,709,697

Net income per common unit (basic and diluted)						$2.10

Net income per subordinated unit (basic and diluted)						$—

(See Accompanying Notes)

SunCoke Energy Partners, L.P.

Notes to Unaudited Pro Forma Financial Statements

1. Basis of Presentation

The unaudited pro forma Combined Financial Statements of SunCoke Energy Partners, L.P. (the “Partnership”) have been derived from the historical financial statements of SunCoke Energy Partners Predecessor (“Predecessor”). The Predecessor financial statements are comprised of the cokemaking operations and related assets of the Haverhill Coke Company LLC facility of SunCoke Energy, Inc. (“SunCoke”), located in Franklin Furnace, Ohio (“Haverhill”) and SunCoke’s Middletown Coke Company, LLC facility located in Middletown, Ohio (“Middletown). The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the initial public offering (the “IPO”) of limited partner units in the Partnership had taken place on September 30, 2012 in the case of the pro forma Combined Balance Sheet and as of January 1, 2011 in the case of the pro forma Combined Statement of Operations for the year ended December 31, 2011 and for the nine months ended September 30, 2012. The adjustments are based on currently available information and certain estimates and assumptions, and therefore the actual effects of these transactions will differ from the pro forma adjustments.

The unaudited pro forma Combined Financial Statements give effect to the following transactions:

•

the issuance (i) to our general partner of a 2.0% general partner interest in us and all of our incentive distribution rights and (ii) to SunCoke of 2.2 million common units and 15.7 million subordinated units, representing an aggregate 57.0% limited partner interest in us;

•	the issuance of 13.5 million common units to the public in the IPO, representing a 43.0% limited partner interest in us at an initial public offering price of $20.00 per unit;

•	the issuance of $150.0 million aggregate principal amount of the Partnership’s senior notes (the “senior notes”) concurrently with the closing of the IPO (the “senior notes offering”)

•	the creation of a noncontrolling interest representing SunCoke’s retained 35% interest in the entities that own the Haverhill and Middletown facilities;

•

the entry into our new $100.0 million revolving credit facility, as described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources”;

•	the payment of expenses related to the IPO of $24.3 million and debt financing fees related to the new revolving credit facility and the senior notes offering of $6.0 million;

•	the application of the net proceeds of the IPO, together with the net proceeds from the senior notes offering, as described in “Use of Proceeds”;

•	a reduction in parent net equity for tax credits and net operating loss carryforwards generated by the Predecessor which were used by Sunoco; and

•	the change in tax status of the Predecessor to a non-taxable entity.

The pro forma adjustments included herein assume no exercise of the IPO underwriters’ option to purchase additional common units. The proceeds from any exercise of the IPO underwriters’ option to purchase additional common units will be paid as a special distribution to SunCoke.

Upon completion of the IPO, the Partnership anticipates incurring incremental selling, general and administrative expense of approximately $2.5 million per year as a result of being a publicly-traded partnership, such as expenses associated with annual and quarterly reporting, tax return preparation, Schedule K-1 preparation and distribution expenses, Sarbanes-Oxley compliance expenses, expenses associated with listing on the NYSE, independent auditor fees, legal fees, investor relations expenses, registrar and transfer agent fees, director and officer insurance expenses and director compensation expenses.

In connection with the closing of the IPO, the omnibus agreement between SunCoke and our general partner will govern the allocation methodology. Pursuant to the omnibus agreement, our financial results will reflect (i) charges that are incurred by SunCoke or its affiliates that are directly attributable to the Partnership and (ii) with respect to all of SunCoke’s remaining corporate overhead costs, a portion of such costs allocated to the Partnership based on the proportional level of effort attributable to our operations. A larger percentage of such corporate overhead costs will be allocated to the Partnership to reflect the incremental efforts associated with being a publicly-traded partnership. However, the allocation methodology in the omnibus agreement will also provide for a decrease in the corporate overhead costs that will be subject to allocation because such costs are not incremental to the Partnership. By comparison, the allocation methodology used in the historical Combined Financial Statements was applied to all corporate overhead costs. Overall, while both methodologies utilize a proportional cost allocation, the allocation methodology in the omnibus agreement will result in a reduction of corporate overhead costs that will be allocated to the Partnership.

We estimate that corporate overhead costs allocated to the Partnership would have been lower by approximately $6.4 million and $5.1 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

No pro forma adjustments have been made to our historical Combined Financial Statements to reflect the costs and expenses described above because they are projected amounts based on judgmental estimates and would not be factually supportable. Future allocations will be governed by the omnibus agreement, which will not be effective until the closing of the IPO.

2. Pro Forma Adjustments and Assumptions

A general description of these transactions and adjustments is provided as follows:

(a) reflects gross proceeds of $270.0 million from the issuance and sale of 13.5 million common units to the public at an initial public offering price of $20.00 per unit.

(b) reflects the issuance of $150.0 million aggregate principal amount of senior notes.

(c) reflects payment of underwriting discounts and expenses related to the IPO of $24.3 million, which will be allocated to the public common units.

(d) reflects payment of $6.0 million in debt financing fees related to the new revolving credit facility and the senior notes offering.

(e) represents $389.7 million in net proceeds from the IPO and the senior notes offering, $261.0 million of which the Partnership will use as follows:

(i) $225.0 million to pay off debt assumed by the Partnership;

(ii) $36.0 million to reimburse SunCoke for certain capital expenditures; and

The remaining $128.7 million will be retained by the Partnership.

(f) reflects the amount of the accounts receivable balance of the Predecessor that will be retained by Sun Coal & Coke LLC at the closing of the IPO.

(g) reflects a reduction in parent net equity for the following tax credits and net operating loss carryforwards generated by the Predecessor which were used by Sunoco:

(i) $61.8 million reduction of the non-current portion of the deferred income tax asset as of September 30, 2012 related to the nonconventional fuel tax credit carryforward; and

(ii) $128.0 million reduction of the non-current portion of the deferred income tax asset as of September 30, 2012 related to the net operating loss carryforwards.

(h) reflects the change in tax status of the Partnership to a non-taxable entity for federal and state income taxes, which had the following effects:

(i) the elimination of $161.4 million in deferred income tax liability; and

(ii) income tax expense of $2.8 million and $17.4 million have been eliminated for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively.

(i) represents $195.8 million of parent net equity attributable to noncontrolling interest and $327.7 million of remaining parent net equity. As described in the “Summary—Formation Transaction and Partnership Structure” section, the Partnership will own a 65% interest in each of the Haverhill Coke Company LLC and Middletown Coke Company, LLC, the entities that own the Haverhill and Middletown facilities and related assets, with SunCoke owning the remaining 35%. The Partnership will consolidate the financial results of the entities that own the Haverhill and Middletown facilities and has recorded a noncontrolling interest in the pro forma Combined Balance Sheet and Statements of Operations with respect to the 35% interest held by SunCoke.

The net equity attributable to the controlling and noncontrolling interests was calculated based on the predecessor historical parent net equity of $642.1 million as adjusted for the transactions to be effected at the closing of the IPO as if they had occurred on September 30, 2012 as detailed in footnotes (f)-(h) above and in footnote (l) below. In addition controlling interest is adjusted for the direct contribution by the Partnership to SunCoke as detailed in footnote (e) and thus results in a direct reduction to parent net equity.

The controlling and noncontrolling interests are calculated as follows:

	Predecessor Historical	Pro Forma Adjustments Related to Predecessor		Subtotal	Pro Forma Adjustments Related to Partnership		Total
	($ in millions)
Parent net equity	$642.1
		(49.3	)(f)
		(189.8	)(g)
		161.4	(h)
		(4.9	)(l)

Parent net equity to allocate to the controlling and noncontrolling interests	$642.1	$(82.6)		$559.5

Controlling interest				363.7	(36.0	)(e)	327.7
Noncontrolling interest				195.8			195.8

(j) represents the conversion of the $327.7 million of parent net equity related to the 65% controlling interest to the:

(i) 2.0% general partner interest—parent;

(ii) 2,209,697 common units—parent; and

(iii) 15,709,697 subordinated units—parent.

(k) reflects the elimination of interest expense relating to the indebtedness repaid as described in (e)(i) above.

(l) reflects the elimination of debt issuance costs relating to the indebtedness repaid as described in (e)(i) above.

(m) reflects:

(i) fees of $0.5 million and $0.4 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, related to the new $100.0 million revolving credit facility;

(ii) amortization of $0.5 million and $0.3 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, associated with the arrangement fee recognized over the term of the new revolving credit facility; and

(iii) the amortization of $0.4 million and $0.3 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, associated with the debt financing fee amortized over the life of the senior notes.

(n) reflects the interest expense related to the new revolving credit facility and the senior notes as if such debt was issued on January 1, 2011. The interest expense for the senior notes was $11.6 million and $8.7 million for the year ended December 31, 2011 and the nine months ended September 30, 2012, respectively, and was computed using an assumed interest rate of 7.75%. A 0.125% variance in the assumed interest rate on the borrowings would change annual interest expense by $0.2 million.

(o) reflects net income attributable to the 35% ownership held by noncontrolling interest. Net income attributable to noncontrolling interest excludes costs discussed in footnotes (m) and (n) above.

3. Pro Forma Net Income per Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income available to the limited partners by the number of common units and subordinated units using the two class method. For purposes of this calculation, we assumed that 15.7 million common units and 15.7 million subordinated units were outstanding since January 1, 2011.

For the year ended December 31, 2011, pro forma net income per limited partner unit would have been $0.74 which is less than our annualized minimum quarterly distribution of $1.65. Therefore, pro forma net income per limited partner unit of $0.74 was entirely allocated to common units and our subordinated units would not have been entitled to earnings. For the nine months ended September 30, 2012, our pro forma net income per limited partner unit would have been $2.10 which is entirely allocated to common units and is comprised of our minimum quarterly distribution for the three-quarter period ended September 30, 2012 of $1.24 and $0.86 in arrearages. For the nine months ended September 30, 2012, our subordinated units would not have been entitled to earnings.

SunCoke Energy Partners Predecessor

Combined Statements of Operations

	Years Ended December 31,
	2011	2010	2009
	(Dollars in millions, except per unit data)
Revenues
Sales and other operating revenue	$449.8	$360.7	$308.7

Costs and operating expenses
Cost of products sold and operating expenses	367.2	308.9	317.5
Selling, general and administrative expenses	25.7	11.7	8.4
Depreciation expense	18.6	17.2	13.7

Total costs and operating expenses	411.5	337.8	339.6

Operating income (loss)	38.3	22.9	(30.9)

Interest expense	4.7	—	—

Income (loss) before income tax expense (benefit)	33.6	22.9	(30.9)
Income tax expense (benefit)	2.8	(1.1)	(24.4)

Net income (loss)	$30.8	$24.0	$(6.5)

Supplemental pro forma net income per limited partner unit (unaudited)	$2.23
Units used to calculate supplemental pro forma per limited partner unit (unaudited)	13,785,714

(See Accompanying Notes)

SunCoke Energy Partners Predecessor

Notes to Combined Financial Statements

1. General

Description of Business and Basis of Presentation

The accompanying Combined Financial Statements of SunCoke Energy Partners Predecessor (the “Predecessor”) have been prepared in connection with the proposed initial public offering (the “IPO”) of limited partner units in SunCoke Energy Partners, L.P. (the “Partnership”), which was formed in Delaware on July 30, 2012. We view the accompanying Combined Financial Statements as the predecessor of the Partnership. The Partnership will acquire ownership in certain operations that comprised a portion of the domestic cokemaking operations of SunCoke Energy, Inc. (“SunCoke”). In January 2012, SunCoke became an independent, publicly-traded company following its separation from Sunoco, Inc. (“Sunoco”).

At the closing of the IPO, SunCoke will contribute to the Partnership an interest in two of its independently owned and operated cokemaking operations in Ohio. The contributed cokemaking operations are comprised of the cokemaking operations and related assets of SunCoke’s Haverhill Coke Company LLC, located in Franklin Furnace, Ohio (“Haverhill”), and Middletown Coke Company, LLC, located in Middletown, Ohio (“Middletown”), collectively referred to as the Predecessor. The first phase of the Haverhill facility, or Haverhill 1, commenced operations in 2005, while the second phase of the Haverhill facility, or Haverhill 2, commenced operations in 2008. Middletown commenced operations in October 2011. The Predecessor is principally engaged in the business of manufacturing and selling coke which is the primary raw material in the blast furnace steelmaking process.

The Combined Financial Statements were prepared using SunCoke’s historical basis in the assets and liabilities of the Predecessor, and include all revenues, costs, assets, and liabilities attributed to the Predecessor, after the elimination of all significant intercompany accounts and transactions. The historical Combined Financial Statements also include allocations of certain SunCoke corporate expenses. Management believes the assumptions and methodology underlying the allocation of general corporate overhead expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as an independent, publicly-traded partnership during the periods prior to the IPO or of the costs expected to be incurred in the future. In the opinion of management, the adjustments necessary for a fair presentation of the Combined Financial Statements, in accordance with accounting principles generally accepted in the United States (“GAAP”), have been made. See Note 3 for further information regarding allocated expenses.

The Predecessor participates in centralized financing and cash management programs not maintained at the Predecessor level. Accordingly, none of SunCoke’s cash or interest income has been assigned to the Predecessor in the Combined Financial Statements. Advances between the Predecessor and SunCoke that are specifically related to the Predecessor have been reflected in the Combined Financial Statements. However, advances between SunCoke and Sunoco not specifically attributable to the Predecessor have not been reflected in the Combined Financial Statements. Transfers of cash to and from SunCoke’s financing and cash management program are reflected as a component of parent net equity on the Combined Balance Sheets.

Effective July 26, 2011, SunCoke allocated $225.0 million of debt and related debt issuance costs to the Predecessor. In connection with this allocation, interest expense has also been allocated to the Predecessor. Prior to July 26, 2011, SunCoke did not have any external debt, and no debt or interest expense was allocated to the Predecessor. See Note 11 for additional information.

14. Supplemental Pro Forma Information (Unaudited)

The unaudited supplemental pro forma net income per limited partner unit has been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. Supplemental pro forma net income per limited partner unit assumes additional common units were issued to give effect to the approximately $36.0 million distribution to SunCoke upon completion of the IPO. The number of units deemed for accounting purposes to have been sold in this offering in order to pay the distribution is 285,714. The number of units and supplemental pro forma net income per limited partner unit is calculated as follows:

Year Ended December 31, 2011
(Dollars in millions, except unit and per unit amounts)
Distribution to SunCoke upon completion of the IPO	$36.0
Less: Net income for the year ended December 31, 2011	$30.8

Distributions from proceeds	$5.2

Distributions from proceeds	$5.2
Divided by the net offering price per common unit(1)	$18.20

Number of units needed to pay distributions from proceeds	285,714

2011 net income	$30.8
Units used to calculate supplemental pro forma net income per limited partner unit(2)	13,785,714

Supplemental pro forma net income per limited partner unit	$2.23

(1)	Net of underwriters discount and offering expenses:

(Dollars in millions, except unit and per unit amounts)
Common units issued to the public	13,500,000
Multiplied by: offering price per unit	$20.00

Gross Proceeds	$270.0
Less: offering expenses and underwriters discount	$24.3

Net Proceeds	$245.7
Divided by: common units issued to the public	13,500,000

Net offering price per common unit	$18.20

(2)	Units used to calculate supplemental pro forma net income per limited partner unit:

Number of units needed to pay distributions from proceeds	285,714
Common units issued to the public	13,500,000

Units used to calculate supplemental pro forma net income per limited partner unit	13,785,714

15. Subsequent Events

The Predecessor performed an evaluation of subsequent events through August 7, 2012, the date the Combined Financial Statements were available to be issued, and determined there were no recognized or unrecognized subsequent events that would require adjustment or additional disclosure in the Combined Financial Statements as of December 31, 2011.

SunCoke Energy Partners Predecessor

Combined Statements of Operations (Unaudited)

	Nine Months Ended September 30,
	2012	2011
	(Dollars in millions)
Revenues
Sales and other operating revenue	$554.0	$309.7

Costs and operating expenses
Cost of products sold and operating expenses	446.4	249.7
Selling, general and administrative expenses	16.5	17.6
Depreciation expense	24.4	12.7

Total costs and operating expenses	487.3	280.0

Operating income	66.7	29.7

Interest expense	7.8	2.1

Income before income tax expense	58.9	27.6
Income tax expense	17.4	4.1

Net income	$41.5	$23.5

(See Accompanying Notes)

SunCoke Energy Partners Predecessor

Combined Balance Sheets

	September 30, 2012	Pro Forma September 30, 2012	December 31, 2011
	(Unaudited)	(Unaudited)
	(Dollars in millions)
Assets
Accounts receivable	$49.3	$49.3	$26.7
Inventories	71.4	71.4	67.0

Total current assets	120.7	120.7	93.7

Properties, plants and equipment, net	768.0	768.0	783.8
Deferred income taxes	28.4	28.4	45.8
Deferred charges and other assets	5.0	5.0	5.4

Total assets	$922.1	$922.1	$928.7

Liabilities and Parent Net Equity
Accounts payable	$37.8	$37.8	$65.6
Accrued liabilities	16.8	16.8	14.6
Distribution payable	—	36.0	—

Total current liabilities	54.6	90.6	80.2

Long-term debt	225.0	225.0	225.0
Other deferred credits and liabilities	0.4	0.4	0.3
Commitments and contingent liabilities

Total liabilities	280.0	316.0	305.5

Parent Net Equity
Total parent net equity	642.1	606.1	623.2

Total liabilities and parent net equity	$922.1	$922.1	$928.7

(See Accompanying Notes)

SunCoke Energy Partners Predecessor

Notes to Combined Financial Statements

(Unaudited)

1. General

Description of Business and Basis of Presentation

The accompanying Combined Financial Statements of SunCoke Energy Partners Predecessor (the “Predecessor”) have been prepared in connection with the proposed initial public offering (the “IPO”) of limited partner units in SunCoke Energy Partners, L.P. (the “Partnership”), which was formed in Delaware on July 30, 2012. We view the accompanying Combined Financial Statements as the predecessor of the Partnership. The Partnership will acquire ownership in certain operations that comprised a portion of the domestic cokemaking operations of SunCoke Energy, Inc. (“SunCoke”). In January 2012, SunCoke became an independent, publicly-traded company following its separation from Sunoco, Inc. (“Sunoco”).

At the closing of the IPO, SunCoke will contribute to the Partnership an interest in two of its independently owned and operated cokemaking operations in Ohio. The contributed cokemaking operations are comprised of the cokemaking operations and related assets of SunCoke’s Haverhill Coke Company LLC, located in Franklin Furnace, Ohio (“Haverhill”), and Middletown Coke Company, LLC, located in Middletown, Ohio (“Middletown”), collectively referred to as the Predecessor. Middletown commenced operations in October 2011. The Predecessor is principally engaged in the business of manufacturing and selling coke which is the primary raw material in the blast furnace steelmaking process.

The Combined Financial Statements were prepared using SunCoke’s historical basis in the assets and liabilities of the Predecessor, and include all revenues, costs, assets, and liabilities attributed to the Predecessor, after the elimination of all significant intercompany accounts and transactions. The historical Combined Financial Statements also include allocations of certain SunCoke corporate expenses. Management believes the assumptions and methodology underlying the allocation of general corporate overhead expenses are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Predecessor if it had operated as an independent, publicly-traded partnership during the periods prior to the IPO or of the costs expected to be incurred in the future. In the opinion of management, the adjustments necessary for a fair presentation of the Combined Financial Statements, in accordance with accounting principles generally accepted in the United States (“GAAP”), have been made. See Note 3 for further information regarding allocated expenses.

The Predecessor participates in centralized financing and cash management programs not maintained at the Predecessor level. Accordingly, none of SunCoke’s cash or interest income has been assigned to the Predecessor in the Combined Financial Statements. Advances between the Predecessor and SunCoke that are specifically related to the Predecessor have been reflected in the Combined Financial Statements. However, advances between SunCoke and Sunoco not specifically attributable to the Predecessor have not been reflected in the Combined Financial Statements. Transfers of cash to and from SunCoke’s financing and cash management program are reflected as a component of parent net equity on the Combined Balance Sheets.

Effective July 26, 2011, SunCoke allocated $225.0 million of debt and related debt issuance costs to the Predecessor. In connection with this allocation, interest expense has also been allocated to the Predecessor. Prior to July 26, 2011, SunCoke did not have any external debt, and no debt or interest expense was allocated to the Predecessor. See Note 8 for additional information.

(fair value). SunCoke does not purchase or hold any derivatives for trading purposes. SunCoke did not elect hedge accounting treatment for these interest rate swaps and, therefore, the changes in the fair value of the interest rate swap agreements are recorded in interest expense. A proportionate amount of the mark to market impact of the swap arrangement recorded by SunCoke was allocated to the Predecessor. For the nine months ended September 30, 2012 and 2011, the Combined Statement of Operations includes an allocation of interest expense related to the swap arrangement of $0.5 million and $0.2 million, respectively. Given that the interest rate swap agreements were between SunCoke and a separate non-related counterparty, the portion of the interest rate swaps attributable to the Predecessor is not discreetly identifiable. Therefore, the carrying value of the interest swaps has been excluded from the Predecessor’s Combined Balance Sheets. Additionally, the Predecessor’s obligation related to SunCoke’s term loan is fixed at $225.0 million.

In estimating the fair market value of interest rate swaps, SunCoke utilized a present value technique which discounts future cash flows against the underlying floating rate benchmark. Derivative valuations incorporate credit risk adjustments that are necessary to reflect the probability of default by the counterparty. These inputs are not observable in the market and are classified as Level 3 within the valuation hierarchy.

Non-Financial Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis, but are subject to fair value adjustments in certain circumstances (e.g., when there is evidence of impairment). At September 30, 2012, no material fair value adjustments or fair value measurements were required for these non-financial assets or liabilities.

Certain Financial Assets and Liabilities not Measured at Fair Value

At September 30, 2012, the estimated fair value of the Predecessor’s long-term debt was estimated to be $226.4 million, compared to a carrying amount of $225.0 million. The fair value was estimated by management based upon estimates of debt pricing provided by financial institutions and are considered Level 3 inputs.

10. Supplemental Pro Forma Information

The unaudited supplemental pro forma balance sheet has been presented in accordance with SEC Staff Accounting Bulletin Topic 1.B.3. The unaudited supplemental pro forma balance sheet gives effect to the distribution of approximately $36.0 million to SunCoke upon completion of the IPO.

Distributions do not exceed net income for the twelve month period ended September 30, 2012. Therefore, supplemental pro forma net income per limited partner unit is not required to be presented in the Combined Statement of Operations for the nine months ended September 30, 2012.

11. Subsequent Events

The Predecessor performed an evaluation of subsequent events through November 2, 2012, the date the Combined Financial Statements were available to be issued and determined there were no recognized or unrecognized subsequent events that would require adjustment or additional disclosure in the Combined Financial Statements as of September 30, 2012.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

SunCoke Energy, Inc.

We have audited the accompanying consolidated balance sheet of SunCoke Energy Partners, L.P. as of July 30, 2012. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of SunCoke Energy Partners, L.P. at July 30, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Chicago, Illinois

August 7, 2012

•	all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

•	any cash loss realized on disposition of an investment capital expenditure.

Cash receipts equal to our proportionate share of any accounts receivable existing on the closing date of this offering that are retained by the sponsor will be included in operating surplus when collected.

subordination period: Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending December 31, 2015, if each of the following has occurred:

•

distributions from operating surplus on each of the outstanding common and subordinated units and the related distribution on the general partner interest equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

•

the “adjusted operating surplus” generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis and the related distribution on the general partner interest; and

•	there are no arrearages in payment of the minimum quarterly distribution on the common units.

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending December 31, 2013, if each of the following has occurred:

•

distributions from operating surplus on all outstanding common units and subordinated units and the related distribution equaled or exceeded $2.48 (150.0% of the annualized minimum quarterly distribution) for the four-quarter period immediately preceding that date;

•

the “adjusted operating surplus” generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of $2.48 (150.0% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units on a fully diluted weighted average basis and the related distribution on the general partner interest and incentive distribution rights; and

•	there are no arrearages in payment of the minimum quarterly distributions on the common units.

In addition, if the unitholders remove our general partner other than for cause:

•

the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner; and

•	if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end.

B-3

FIRST AMENDED AND RESTATED AGREEMENT

OF LIMITED PARTNERSHIP OF SUNCOKE ENERGY PARTNERS, L.P.

THIS FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF SUNCOKE ENERGY PARTNERS, L.P. dated as of                     , 2013, is entered into by and between SunCoke Energy Partners GP LLC, a Delaware limited liability company, as the General Partner, and Sun Coal & Coke LLC, a Delaware limited liability company, as the Organizational Limited Partner, together with any other Persons who become Partners in the Partnership or parties hereto as provided herein. In consideration of the covenants, conditions and agreements contained herein, the parties hereto hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1 Definitions. The following definitions shall be for all purposes, unless otherwise clearly indicated to the contrary, applied to the terms used in this Agreement.

“Additional Book Basis” means the portion of any remaining Carrying Value of an Adjusted Property that is attributable to positive adjustments made to such Carrying Value as a result of Book-Up Events. For purposes of determining the extent that Carrying Value constitutes Additional Book Basis:

(a) Any negative adjustment made to the Carrying Value of an Adjusted Property as a result of either a Book-Down Event or a Book-Up Event shall first be deemed to offset or decrease that portion of the Carrying Value of such Adjusted Property that is attributable to any prior positive adjustments made thereto pursuant to a Book-Up Event or Book-Down Event.

(b) If Carrying Value that constitutes Additional Book Basis is reduced as a result of a Book-Down Event and the Carrying Value of other property is increased as a result of such Book-Down Event, an allocable portion of any such increase in Carrying Value shall be treated as Additional Book Basis; provided, that the amount treated as Additional Book Basis pursuant hereto as a result of such Book-Down Event shall not exceed the amount by which the Aggregate Remaining Net Positive Adjustments after such Book-Down Event exceeds the remaining Additional Book Basis attributable to all of the Partnership’s Adjusted Property after such Book-Down Event (determined without regard to the application of this clause (b) to such Book-Down Event).

“Additional Book Basis Derivative Items” means any Book Basis Derivative Items that are computed with reference to Additional Book Basis. To the extent that the Additional Book Basis attributable to all of the Partnership’s Adjusted Property as of the beginning of any taxable period exceeds the Aggregate Remaining Net Positive Adjustments as of the beginning of such period (the “Excess Additional Book Basis”), the Additional Book Basis Derivative Items for such period shall be reduced by the amount that bears the same ratio to the amount of Additional Book Basis Derivative Items determined without regard to this sentence as the Excess Additional Book Basis bears to the Additional Book Basis as of the beginning of such period. With respect to a Disposed of Adjusted Property, the Additional Book Basis Derivative Items shall be the amount of Additional Book Basis taken into account in computing gain or loss from the disposition of such Disposed of Adjusted Property.

“Adjusted Capital Account” means the Capital Account maintained for each Partner as of the end of each taxable period of the Partnership, (a) increased by any amounts that such Partner is obligated to restore under the standards set by Treasury Regulation Section 1.704-1(b)(2)(ii)(c) (or is deemed obligated to restore under

SUNCOKE ENERGY PARTNERS, L.P.

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Code” means the U.S. Internal Revenue Code of 1986, as amended and in effect from time to time. Any reference herein to a specific section or sections of the Code shall be deemed to include a reference to any corresponding provision of any successor law.

“Combined Interest” is defined in Section 11.3(a).

“Commences Commercial Service” means the date a Capital Improvement or Replacement Capital Asset is first put into commercial service by a Group Member following completion of construction or acquisition, as applicable.

“Commission” means the United States Securities and Exchange Commission.

“Common Unit” means a Partnership Interest having the rights and obligations specified with respect to Common Units in this Agreement. The term “Common Unit” does not refer to or include any Subordinated Unit prior to its conversion into a Common Unit pursuant to the terms hereof.

“Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, with respect to any Quarter within the Subordination Period, the excess, if any, of (a) the Minimum Quarterly Distribution with respect to a Common Unit in respect of such Quarter over (b) the sum of all cash and cash equivalents distributed with respect to a Common Unit in respect of such Quarter pursuant to Section 6.4(a)(i).

“Common Unit Trading Price” means current trading price of the Common Units as determined in the reasonable discretion of the General Partner.

“Conflicts Committee” means a committee of the Board of Directors composed entirely of two or more directors, each of whom (a) is not an officer or employee of the General Partner, (b) is not an officer or employee of any Affiliate of the General Partner or a director of any Affiliate of the General Partner (other than any Group Member), (c) is not a holder of any ownership interest in the General Partner or any of its Affiliates, including any Group Member, other than Common Units and awards that are granted to such director under the LTIP and (d) is determined by the Board of Directors to be independent under the independence standards for directors who serve on an audit committee of a board of directors established by the Securities Exchange Act and the rules and regulations of the Commission thereunder and by the National Securities Exchange on which any class of Partnership Interests is listed or admitted to trading.

“Contributed Property” means each property, in such form as may be permitted by the Delaware Act, but excluding cash, contributed to the Partnership. Once the Carrying Value of a Contributed Property is adjusted pursuant to Section 5.5(d), such property shall no longer constitute a Contributed Property, but shall be deemed an Adjusted Property.

“Contribution Agreement” means that certain Contribution, Conveyance and Assumption Agreement, dated as of                     , 2013, among the General Partner, the Partnership, Sun Coal & Coke LLC and certain other parties, together with the additional conveyance documents and instruments contemplated or referenced thereunder, as such may be amended, supplemented or restated from time to time.

“Cumulative Common Unit Arrearage” means, with respect to any Common Unit, whenever issued, and as of the end of any Quarter, the excess, if any, of (a) the sum of the Common Unit Arrearages with respect to an Initial Common Unit for each of the Quarters wholly within the Subordination Period ending on or before the last day of such Quarter over (b) the sum of any distributions theretofore made pursuant to Section 6.4(a)(ii) and the second sentence of Section 6.5 with respect to an Initial Common Unit (including any distributions to be made in respect of the last of such Quarters).

SUNCOKE ENERGY PARTNERS, L.P.

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Limited Partner Interest” means the ownership interest of a Limited Partner in the Partnership, which may be evidenced by Common Units, Subordinated Units, Incentive Distribution Rights or other Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner to comply with the terms and provisions of this Agreement.

“Liquidation Date” means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

“Liquidator” means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

“LTIP” means the Long-Term Incentive Plan of the General Partner, as may be amended, or any equity compensation plan successor thereto.

“Merger Agreement” is defined in Section 14.1.

“Minimum Quarterly Distribution” means $0.4125 per Unit per Quarter (or with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

“Net Agreed Value” means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership’s Carrying Value of such property (as adjusted pursuant to Section 5.5(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

“Net Income” means, for any taxable period, the excess, if any, of the Partnership’s items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Loss” means, for any taxable period, the excess, if any, of the Partnership’s items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership’s items of income and gain (other than those items taken into

SUNCOKE ENERGY PARTNERS, L.P.

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Loss shall be determined in accordance with Section 5.5 but shall not include any items specially allocated under Section 6.1(d); provided, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

“Net Positive Adjustments” means, with respect to any Partner, the excess, if any, of the total positive adjustments over the total negative adjustments made to the Capital Account of such Partner pursuant to Book-Up Events and Book-Down Events.

“Net Termination Gain” means, for any taxable period, the sum, if positive, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5) that are (a) recognized (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(d); provided, however, the items included in the determination of Net Termination Gain shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Net Termination Loss” means, for any taxable period, the sum, if negative, of all items of income, gain, loss or deduction (determined in accordance with Section 5.5) that are (a) recognized (i) after the Liquidation Date or (ii) upon the sale, exchange or other disposition of all or substantially all of the assets of the Partnership Group, taken as a whole, in a single transaction or a series of related transactions (excluding any disposition to a member of the Partnership Group), or (b) deemed recognized by the Partnership pursuant to Section 5.5(d); provided, however, items included in the determination of Net Termination Loss shall not include any items of income, gain or loss specially allocated under Section 6.1(d).

“Nonrecourse Built-in Gain” means with respect to any Contributed Properties or Adjusted Properties that are subject to a mortgage or pledge securing a Nonrecourse Liability, the amount of any taxable gain that would be allocated to the Partners pursuant to Section 6.2(b) if such properties were disposed of in a taxable transaction in full satisfaction of such liabilities and for no other consideration.

“Nonrecourse Deductions” means any and all items of loss, deduction or expenditure (including any expenditure described in Section 705(a)(2)(B) of the Code) that, in accordance with the principles of Treasury Regulation Section 1.704-2(b), are attributable to a Nonrecourse Liability.

“Nonrecourse Liability” has the meaning set forth in Treasury Regulation Section 1.752-1(a)(2).

“Notice of Election to Purchase” is defined in Section 15.1(b).

“Notional General Partner Units” means notional units used solely to calculate the General Partner’s Percentage Interest. Notional General Partner Units shall not constitute “Units” for any purpose of this Agreement. There shall initially be         Notional General Partner Units (resulting in the General Partner’s Percentage Interest being 2.0% after giving effect to any exercise of the Over-Allotment Option and the Deferred Issuance and Distribution). If the General Partner makes additional Capital Contributions pursuant to Section 5.2(b) to maintain its Percentage Interest, the number of Notional General Partner Units shall be increased proportionally to reflect the maintenance of such Percentage Interest.

“Omnibus Agreement” means that Omnibus Agreement dated                     , 2013, among SunCoke Energy, Inc., a Delaware corporation, the General Partner and the Partnership, as such may be amended, supplemented or restated from time to time.

SUNCOKE ENERGY PARTNERS, L.P.

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Ongoing Capital Expenditures” means cash expenditures (including expenditures for the addition or improvement to the capital assets owned by any Group Member or for the acquisition of existing, or the construction of new, capital assets) if such expenditures are made to maintain the operating capacity of the Partnership Group’s existing assets or to extend the useful life of such assets. Ongoing Capital Expenditures shall also include expenditures for the acquisition of new equipment that improves the efficiency, reliability or effectiveness of the Partnership Group’s existing assets. Ongoing Capital Expenditures shall not include (a) normal repairs and maintenance, which are expensed as incurred or (b) Replacement Capital Expenditures.

“Operating Expenditures” means all Partnership Group cash expenditures (or the Partnership’s proportionate share of expenditures in the case of Subsidiaries that are not wholly owned), including taxes, reimbursements of expenses of the General Partner and its Affiliates, payments made in the ordinary course of business under any Hedge Contracts, officer compensation, repayment of Working Capital Borrowings, debt service payments, Ongoing Capital Expenditures and Estimated Replacement Capital Expenditures, subject to the following:

(a) repayments of Working Capital Borrowings deducted from Operating Surplus pursuant to clause (b)(iii) of the definition of “Operating Surplus” shall not constitute Operating Expenditures when actually repaid;

(b) payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c) Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) actual Replacement Capital Expenditures, (iii) Investment Capital Expenditures, (iv) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (v) distributions to Partners (including in respect of Incentive Distribution Rights), (vi) repurchases of Partnership Interests, other than repurchases of Partnership Interests to satisfy obligations under employee benefit plans, or reimbursements of expenses of the General Partner for such purchases, or (vii) environmental capital expenditures to the extent such expenditures are funded with proceeds of the Initial Offering retained for identified environmental capital expenditures as described in the Registration Statement under “Use of Proceeds.” Where capital expenditures are made in part for actual Replacement Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each; and

(d) (i) payments made in connection with the initial purchase of any Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to the expiration of its stipulated settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled term of such Hedge Contract had it not been so terminated.

“Operating Surplus” means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a) the sum of (i) $26.5 million, (ii) all cash receipts of the Partnership Group (or the Partnership’s proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, including amounts received pursuant to the Omnibus Agreement to the extent such amounts offset Operating Expenditures or lost revenue of the Partnership, and excluding cash receipts from Interim Capital Transactions and provided that cash receipts from the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled life of such Hedge Contract had

SUNCOKE ENERGY PARTNERS, L.P.

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

“Remaining Net Positive Adjustments” means as of the end of any taxable period, (i) with respect to the Unitholders holding Common Units or Subordinated Units, the excess of (a) the Net Positive Adjustments of the Unitholders holding Common Units or Subordinated Units as of the end of such period over (b) the sum of those Partners’ Share of Additional Book Basis Derivative Items for each prior taxable period, (ii) with respect to the General Partner (as holder of the General Partner Interest), the excess of (a) the Net Positive Adjustments of the General Partner as of the end of such period over (b) the sum of the General Partner’s Share of Additional Book Basis Derivative Items with respect to the General Partner Interest for each prior taxable period, and (iii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

“Replacement Capital Asset” means any acquisition of existing or the construction of a new facility or other major capital asset by the Partnership Group or any Group Member, in each case if such acquisition or construction is made to replace or rebuild a facility or other major capital asset of the Partnership Group or any Group Member at the end of its working life.

“Replacement Capital Expenditures” means cash expenditures for Replacement Capital Assets. Replacement Capital Expenditures shall include interest (and related fees) on debt incurred and distributions in respect of equity issued, in each case, to finance all or a portion of the construction of a Replacement Capital Asset and paid in respect of the period beginning on the date that a Group Member enters into a binding obligation to commence constructing a Replacement Capital Asset and ending on the earlier to occur of the date that such Replacement Capital Asset Commences Commercial Service and the date that such Replacement Capital Asset is abandoned or disposed of. Debt incurred to pay or equity issued to fund the construction period interest payments, or such construction period distributions on equity, shall also be deemed to be debt or equity, as the case may be, incurred to finance the construction of a Replacement Capital Asset and the incremental Incentive Distributions paid relating to newly issued equity shall be deemed to be distributions paid on equity issued to finance the construction of a Replacement Capital Asset.

“Required Allocations” means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

“Reset MQD” is defined in Section 5.11(a).

“Reset Notice” is defined in Section 5.11(b).

“Second Liquidation Target Amount” is defined in Section 6.1(c)(i)(E).

“Second Target Distribution” means $0.4744 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Securities Act” means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

“Securities Exchange Act” means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

SUNCOKE ENERGY PARTNERS, L.P.

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

(c) the first date on which there are no longer outstanding any Subordinated Units due to the conversion of Subordinated Units into Common Units pursuant to Section 5.7(b).

“Subsidiary” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership on the date of determination or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

“Surviving Business Entity” is defined in Section 14.2(b)(ii).

“Target Distribution” means each of the Minimum Quarterly Distribution, the First Target Distribution, Second Target Distribution and Third Target Distribution.

“Third Target Distribution” means $0.5156 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.11, Section 6.6 and Section 6.9.

“Trading Day” means, for the purpose of determining the Current Market Price of any class of Limited Partner Interests, a day on which the principal National Securities Exchange on which such class of Limited Partner Interests is listed or admitted to trading is open for the transaction of business or, if Limited Partner Interests of a class are not listed or admitted to trading on any National Securities Exchange, a day on which banking institutions in New York City generally are open.

“transfer” is defined in Section 4.4(a).

“Transfer Agent” means such bank, trust company or other Person (including the General Partner or one of its Affiliates) as may be appointed from time to time by the Partnership to act as registrar and transfer agent for any class of Partnership Interests; provided, that if no Transfer Agent is specifically designated for any class of Partnership Interests, the General Partner shall act in such capacity.

“Underwriter” means each Person named as an underwriter in Schedule I to the Underwriting Agreement who purchases Common Units pursuant thereto.

“Underwriting Agreement” means that certain Underwriting Agreement, dated as of                     , 2013, among the Underwriters, the Partnership, the General Partner and the other parties thereto, providing for the purchase of Common Units by the Underwriters.

“Unit” means a Partnership Interest that is designated as a “Unit” and shall include Common Units and Subordinated Units but shall not include (i) the General Partner Interest or (ii) Incentive Distribution Rights.

“Unitholders” means the holders of Units.

SUNCOKE ENERGY PARTNERS, L.P.

FIRST AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lisle, State of Illinois, on January     , 2013.

SunCoke Energy Partners, L.P.

By:	SunCoke Energy Partners GP LLC, its general partner

By:	/s/ Denise R. Cade
Denise R. Cade Senior Vice President, General Counsel and Corporate Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Signature	Title	Date
/s/ Frederick A. Henderson * Frederick A. Henderson	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	January , 2013

/s/ Mark E. Newman * Mark E. Newman	Senior Vice President, Chief Financial Officer and Director (Principal Financial Officer)	January , 2013

/s/ Michael J. Thomson * Michael J. Thomson	President, Chief Operating Officer and Director	January , 2013

/s/ Denise R. Cade Denise R. Cade	Senior Vice President, General Counsel, Corporate Secretary and Director	January , 2013

/s/ Fay West * Fay West	Vice President and Controller (Principal Accounting Officer)	January , 2013

* By	/s/ Denise R. Cade
Denise R. Cade
Attorney-in-Fact

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INDEX TO EXHIBITS

Exhibit Number			Description

1.1	**	—	Form of Underwriting Agreement

3.1	**	—	Certificate of Limited Partnership of SunCoke Energy Partners, L.P.

3.2	**	—	Form of First Amended and Restated Agreement of Limited Partnership of SunCoke Energy Partners, L.P. (included as Appendix C in the prospectus included in this Registration Statement)

4.1	**	—	Form of Senior Notes Indenture

5.1	**	—	Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

8.1	**	—	Opinion of Vinson & Elkins L.L.P. relating to tax matters

10.1	**	—	Form of Contribution Agreement

10.2	**	—	Form of Omnibus Agreement

10.3		—	[Reserved]

10.4	**	—	SunCoke Energy Partners, L.P. Long-Term Incentive Plan

10.5	**	—	Form of Credit Agreement

10.6	**†	—	Coke Purchase Agreement, dated as of October 28, 2003, by and between Haverhill Coke Company LLC, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor Inc. (f/k/a ISG Indiana Harbor Inc.)

10.7	**	—	Amendment No. 1 to Coke Purchase Agreement, dated as of December 5, 2003, by and between Haverhill Coke Company LLC, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor Inc. (f/k/a ISG Indiana Harbor Inc.)

10.8	**†	—	Letter Agreement, dated as of May 7, 2008, between ArcelorMittal USA Inc., Haverhill Coke Company LLC, Jewell Coke Company, L.P. and ISG Sparrows Point LLC, serving as Amendment No. 2 to the Coke Purchase Agreement, by and between Haverhill Coke Company LLC, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor Inc. (f/k/a ISG Indiana Harbor Inc.)

10.9	**†	—	Amendment No. 3 to Coke Purchase Agreement, dated as of May 8, 2008, by and between Haverhill Coke Company LLC, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor Inc. (f/k/a ISG Indiana Harbor Inc.)

10.10	**†	—	Amendment No. 4 to Coke Purchase Agreement, dated as of January 26, 2011, by and between Haverhill Coke Company LLC, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor Inc. (f/k/a ISG Indiana Harbor Inc.)

10.11	**†	—	Amendment No. 5 to Coke Purchase Agreement, dated as of January 26, 2012, by and between Haverhill Coke Company LLC, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor Inc. (f/k/a ISG Indiana Harbor Inc.)

10.12	**†	—	Amendment No. 6 to Coke Purchase Agreement, dated as of March 12, 2012, by and between Haverhill Coke Company LLC, ArcelorMittal Cleveland Inc. (f/k/a ISG Cleveland Inc.) and ArcelorMittal Indiana Harbor Inc. (f/k/a ISG Indiana Harbor Inc.)

10.13	**†	—	Coke Purchase Agreement, dated as of August 31, 2009, by and between Haverhill Coke Company LLC and AK Steel Corporation

II-4

Exhibit Number			Description

10.14	**†	—	Amendment No. 1 to Coke Purchase Agreement, dated as of May 8, 2012, by and between Haverhill Coke Company LLC and AK Steel Corporation

10.15	**†	—	Energy Sales Agreement, dated as of August 31, 2009, by and between Haverhill Coke Company LLC and AK Steel Corporation

10.16	**†	—	Supplemental Energy Sales Agreement, dated as of June 1, 2012, by and between Haverhill Coke Company LLC and AK Steel Corporation

10.17	**†	—	Amended and Restated Coke Purchase Agreement, dated as of September 1, 2009, by and between Middletown Coke Company, LLC and AK Steel Corporation

10.18	**†	—	Second Amended and Restated Energy Sales Agreement, dated as of May 8, 2012, by and between Middletown Coke Company, LLC and AK Steel Corporation

10.19	**	—	SunCoke Energy Partners, L.P. Directors’ Deferred Compensation Plan

21.1	**	—	List of Subsidiaries of SunCoke Energy Partners, L.P.

23.1	*	—	Consent of Ernst & Young LLP

23.2	**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 5.1)

23.3	**	—	Consent of Vinson & Elkins L.L.P. (contained in Exhibit 8.1)

24.1	**	—	Powers of Attorney (contained on page II-4)

*	Provided herewith.
**	Previously filed.
†	Certain portions have been omitted pursuant to a pending confidential treatment request. Omitted information has been separately filed with the Securities and Exchange Commission.

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